FELCOR LODGING TRUST
INC




SEC MAIL PROCESSING
RECEIVED
MAR 31 2003
WASH. D.C.
181
SECTION

There are better days ahead.



2002 Annual Report

Dear Fellow Shareholders:

The past year was far more difficult than I had expected

when I wrote my letter to shareholders a year ago. The softness in the business travel segment, the threat of war and terrorism, and the continued fallout from the events of September 11, 2001, have swept the lodging industry into uncharted waters. The economy had positive GDP growth last year, yet the lodging industry continued to be plagued by weak demand. The weakness in demand was primarily the result of the failure of individual business travelers to return to pre-9/11 numbers. Our hotels also were under rate pressure from the intense competitive environment and the increase in discounted rooms sold through the Internet.

uncertain

ECONOMY

NASDAQ NATIONAL MARKET

future

RECOVERY

FEAR

WAR



The lodging industry has now suffered two consecutive years of revenue per available room (RevPAR) decline, for the first time in recorded history. Despite the uncertain and challenging environment, we are optimistic that business will get better and that demand will recover.

There are better days ahead.



The good news is that our industry is in much better shape than in past economic downturns.

Hotel owners have stood up relatively well. When Hervey Feldman and I started FelCor in 1991, our goal was to build a company that would withstand difficult and uncertain times. Today, with a manageable debt level and with cost reduction programs in place, FelCor is well positioned for a recovery.

As I look back over the year, I'm proud of what our Company accomplished in the midst of these tough times.



FelCor's balance sheet is in good shape.

In April 2002, we took steps to improve our balance sheet by issuing $25 million of perpetual preferred stock. In June and December, we amended our line of credit to maintain our financial flexibility and to reduce commitment levels to match current needs. As of today, we are carrying excess cash.

We paid our preferred dividends in full and paid our common shareholders a dividend of $0.60 per share for 2002.


SOLD

We sold non-strategic assets for net proceeds of $29 million.

This included retail space at our Allerton Crowne Plaza® hotel in Chicago, Illinois; the 183-room Doubletree Guest Suites® hotel in Boca Raton, Florida, and the Holiday Inn® hotel in Colby, Kansas. We also sold five hotels in Kansas to a joint venture, in which FelCor retained a 50 percent interest.

Through a joint venture agreement with Hilton Hotels Corporation, we are developing the Margate Tower, a 251-unit luxury oceanfront residential condominium project. **The Margate Tower is located at Kingston Plantation, a 145-acre master planned oceanfront resort community in Myrtle Beach, South Carolina. It is being developed next to the Brighton Condominiums (a 200-unit residential condominium development we completed in 2000), and our Embassy Suites Hotel® – Kingston Plantation.**

WE HAVE A
FOCUS ON THE
Up$cale



ALL-SUITE
HOTEL
BUSINESS


EMBASSY
SUITES


DOUBLETREE
HOTELS·SUITES·RESORTS·CLUBS

FelCor is the largest independent owner of Embassy Suites and Doubletree Guest Suites hotels.

All-Suite Facts

- More than 50 percent of FelCor's Earnings Before Interest, Taxes, Depreciation, Amortization, and other non-cash charges (EBITDA) comes from all-suite hotels.
- FelCor is the largest independent owner of Embassy Suites Hotels and Doubletree Guest Suites hotels.
- FelCor owns 34 percent of the total rooms offered by Embassy Suites Hotels, and 26 percent of the total rooms in the upper upscale, all-suite U.S. segment.
- During 2001, the Embassy Suites Hotel brand RevPAR was $89, compared to the national average of $50. Embassy Suites Hotels also had a higher RevPAR than the upscale, all-suite segment average of $73.
- From 1991 to 2001, the Embassy Suites Hotel brand grew RevPAR at a greater rate than the national average and the upscale, all-suite segment. RevPAR growth for the national average was 40 percent.

WE INVEST IN OUR HOTELS

Well Maintained



Improve Competitive Positioning

We invested approximately $63 million in capital expenditures on our hotels. **In addition, we spent $70 million on hotel repairs and maintenance. Major projects we completed include the Holiday Inn – San Diego on the Bay, Holiday Inn – New Orleans-French Quarter, Doubletree Guest Suites – Austin-Downtown, Holiday Inn Select – Houston, and the Hampton Inn – Dallas-Downtown.**

In July of 2002, we purchased two hotels in the Carolinas as part of our ongoing strategy to add quality assets to our portfolio. **We acquired the 208-suite SouthPark Suite hotel in Charlotte, North Carolina, that was converted to a Doubletree Guest Suites hotel following a $3.6 million renovation. We also purchased the 385-room Wyndham Myrtle Beach Resort® and a lease on The Arcadian Shores Golf Club. The hotel will be rebranded as a Hilton® in April, following a $10 million upgrade.**

While we accomplished a great deal in 2002, we also were confronted with a number of challenges.

FelCor's total revenues declined by 8.7 percent from the prior year pro forma revenues, due to the weak lodging demand resulting from the soft economy and the uncertain political environment. RevPAR decreased principally from a decline in average daily room rates driven by competitive pressures.

The decrease in operating margins from 34.4 percent for pro forma 2001 to 32.2 percent in 2002 was primarily related to the decline in average daily room rates. Two of our brand managers, Six Continents Hotels and Starwood Hotels & Resorts, implemented price guarantees on their respective brand websites as an aggressive counter-measure to the discounting of rooms by online wholesalers, with positive results.

From indications so far, it appears that 2003 will be another difficult year for the lodging business. We began the year concerned about the recovery of the economy and the lack of visibility resulting from the unknown, including the war in Iraq and the continued threats of terrorism.

1-2-3

We are focused on three broad objectives for 2003:

Improving the competitive positioning of our hotels, Maintaining the Company's financial flexibility, and Repositioning our portfolio by selling non-strategic hotels.

We intend to improve the competitive positioning of our hotels through aggressive asset management, with a clear focus on maximizing revenues and profits during these uncertain times. We will continue to provide the necessary capital to maintain our hotels, with a view to increasing their market share.

During 2003, we expect to spend four to five percent of revenues on capital expenditures and approximately five percent of revenues on repairs and maintenance. Current projects include the rebranding of the Bristol House Residential Suites in Dallas, Texas, to a Staybridge Suites® hotel in March of this year, and the completion of the repositioning of the two hotels acquired in 2002.

We believe that our Sheraton®, Crowne Plaza and Holiday Inn-branded hotels have an opportunity to recapture lost market share. With the operational and marketing changes initiated last year, we expect these brands to improve their market share during 2003.

Starwood is focused on delivering a consistent guest experience and improving guest loyalty. Sheraton's service guarantee, "Sweet Sleeper Bed", continued focus on consistency across the brand, and increased marketing efforts will improve the performance of our Sheraton-branded hotels in 2003.

Recently, Six Continents PLC announced plans to split the company into two seperate companies: **a hotel company, and a pub and retail company. In March 2003, shareholders approved the split. The hotel company is expected to be renamed InterContinental Hotels Group PLC and will feature a new corporate identity. We believe that this proposed reorganization will benefit FelCor in 2003 and beyond.**

The hotel company's new management team will be focused solely on the hotel brands owned by Six Continents, which include InterContinental Hotels®, Crowne Plaza, Holiday Inn-branded hotels and Staybridge Suites. We believe that this new hotel company should be able to effectively use its global distribution of some of the world's most recognizable hotel brands to implement coordinated programs that will generate increased revenues and customer loyalty.

For the Crowne Plaza brand, a number of initiatives have been implemented to improve market share and profitability. The new management team and organizational structure, the development of a national sales function, exceptional global marketing resources and the launching of the "Place to Meet" brand identity program should provide significant upside to our Crowne Plaza hotels.

2 Our second objective is to maintain our working capital and increase the flexibility of our overall capital structure.

Among the 33 non-strategic hotels planned for sale are six to eight unencumbered hotels that we will seek to sell in 2003 for net proceeds of $50 to $75 million that can be used to pay down debt or for working capital. We also expect to be able to refinance most of the $21 million in secured debt maturing this year. We are committed to the improvement of our debt coverage ratios.

IMPROVE financial flexibility



MAINTAIN working capital

AND PAY DOWN DEBT

3 Our third objective is to reposition our portfolio by selling 33 non-strategic hotels.

Our plan is to exit tertiary hotel markets and those in which we are overly concentrated, and to reinvest the majority of the proceeds in newer, higher quality hotels in major urban and resort markets with greater growth potential. We intend to sell these non-strategic hotels in an orderly and prudent manner over the next 36 months. This is a continuation and expansion of the portfolio repositioning efforts we began in mid-2000. The goal is to upgrade our portfolio and improve our diversification by market and brand. We also intend to use a portion of the proceeds to pay down debt.


$

Sell

NON-STRATEGIC HOTELS



+

Buy

BETTER ONES

Going forward, business will get better, and the question is not if, but when. **While we see mixed economic signals in 2003, and do not anticipate significant demand growth before 2004, we are confident about the long-term industry fundamentals. Supply growth is down sharply and is expected to remain low for the next several years. While we await the recovery, we will continue to work with our brand managers to improve revenues, contain costs and preserve margins.**

FelCor has a diversified portfolio of hotels with sound underlying value. **We will continue to maintain our hotels so that they will be competitively positioned for a recovery.**


EMBASSY SUITES
DOUBLETREE
Sheraton
HOTELS & RESORTS
BRAND
DIVERSITY
LOCATION
Holiday Inn
WESTIN
HOTELS & RESORTS
Hilton

OUR portfolio


00
01
02
03

We will maintain our focus on the upper upscale and full service, all-suite hotel business. We will replace identified non-strategic hotels with better quality hotels and pay down debt. We will remain optimistic. We will be ready and well positioned for the recovery.

Sincerely,

Tom

THOMAS J. CORCORAN, JR.
PRESIDENT AND CEO
March 20, 2003

Financial Contents:

Selected Financial Data

The following tables set forth selected financial data for us for the years ended December 31, 2002, 2001, 2000, 1999, and 1998 that has been derived from our audited financial statements and the notes thereto. This data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in our 2002 annual report to stockholders.

SELECTED FINANCIAL DATA
(in thousands, except per share data)

	Year Ended December 31,				
	2002[1]	2001[2]	2000[3]	1999	1998[4]
Statement of Operations Data:					
Total revenues	$1,317,959	$1,200,971	$ 539,964	$ 493,087	$ 332,600
Net income (loss)	$ (178,581)	$ (39,276)	$ 61,699	$ 131,080	$ 114,839
Net income (loss) applicable to common stockholders	$ (204,873)	$ (63,876)	$ 37,017	$ 106,345	$ 93,416
Diluted earnings per share:					
Net income (loss) applicable to common stockholders	$ (3.78)	$ (1.21)	$ 0.67	$ 1.57	$ 1.86
Other Data:					
Cash distributions per common share[5]	$ 0.60	$ 1.70	$ 2.20	$ 2.20	$ 2.545
Funds From Operations [6]	$ 102,372	$ 183,657	$ 288,636	$ 286,895	$ 217,363
EBITDA[6]	$ 306,553	$ 369,591	$ 470,861	$ 432,689	$ 306,361
Balance Sheet Data (at end of period):					
Total assets	$3,780,363	$4,079,485	$4,103,603	$4,255,751	$4,175,383
Total debt, net of discount	$1,877,134	$1,938,408	$1,838,241	$1,833,954	$1,594,734

---

(1) Includes hotel revenue and expenses with respect to 88 hotels that were leased to Six Continents Hotels prior to July 1, 2001. Prior to acquisition of these leases, our revenues with respect to these 88 hotels were comprised mainly of percentage lease revenues. Accordingly, revenues, expenses and operating results for the year ended December 31, 2002, are not directly comparable to the same period in 2001. Additionally, for the year ended December 31, 2002, we recognized impairment charges totaling $157.5 million. This impairment resulted primarily from our decision to dispose of 33 non-strategic hotels over the next 36 months.

(2) Includes hotel revenues and expenses with respect to 96 hotels that were leased to either DJONT or subsidiaries of Six Continents Hotels prior to January 1, 2001, and 88 hotels that were leased to Six Continents Hotels prior to July 1, 2001. Prior to the acquisition of the leases, our revenues were comprised mainly of percentage lease revenues. Accordingly, revenues, expenses and operating results for the year ended December 31, 2001, are not directly comparable to the same period in 2000. Additionally, for the year ended December 31, 2001, we recorded approximately $78 million of expenses, including lease termination costs of $36.6 million, merger termination costs of $19.9 million, merger related financing costs of $5.5 million, swap termination costs of $7.0 million, loss on hotels held for sale of $7.0 million, the write-off of deferred loan costs of $1.3 million, and abandoned project write-offs of $0.8 million.

(3) In the second quarter of 2000, we recorded a $63.0 million loss to reflect the difference between our book value and the expected realizable value of 25 hotels in connection with our decision to sell these non-strategic hotel assets, and an extraordinary charge of $3.9 million for the write-off of deferred loan costs associated with debt retired in 2000, prior to its maturity.

(4) On July 28, 1998, we completed the merger of Bristol Hotel Company's real estate holdings with and into FelCor. The merger resulted in the net acquisition of 107 primarily full-service hotels in return for approximately 31 million shares of newly issued common stock. We subsequently contributed all assets and liabilities acquired in the merger to FelCor LP, in exchange for approximately 31 million of its common units.

(5) In 2002, we paid a common dividend of $0.15 per share each quarter, and in the fourth quarter of 2001, we paid a common dividend of $0.05 per share. This represents a reduction in common dividends compared to periods prior to the fourth quarter of 2001, and was prompted by the decrease in revenues resulting from the disruption in travel-related businesses and the general economic downturn that began in 2001. In 1998, we declared a special distribution of accumulated but undistributed earnings and profits as a result of Bristol Hotel Company merging with and into FelCor, in addition to the aggregate quarterly dividends of $2.20 per common share. The amount of the special distribution was $0.345 per common share.

(6) A more detailed description and computation of FFO and EBITDA is contained in the "Funds From Operations and EBITDA" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

For background information relating to us and the definitions of certain capitalized terms used herein, reference is made to the Notes to Consolidated Financial Statements of FelCor Lodging Trust Incorporated appearing elsewhere in our 2002 annual report to stockholders.

The current economic downturn, which started in 2001, resulted in a decline in lodging demand for 2001 that continued into 2002. This had an adverse effect on our operating results for these years. For the year ended December 31, 2002, our hotels' revenue per available room, or RevPAR, decreased by 8.1% compared to 2001. This decline resulted in lower revenues from our hotels and a reduction in our operating income. Also affecting our results of operations for 2002, were impairment related charges of $157.5 million resulting primarily from our decision to designate 33 hotels as non-strategic and to sell them over the next 36 months.

We raised a net total of $24 million in new equity capital during 2002, through the issuance of our Series B preferred stock, and had no borrowings under our line of credit at December 31, 2002.

Financial Comparison

	Years Ended December 31,				
	2002	2001	% Change 2002-2001	2000	% Change 2001-2000
	(in millions, except RevPAR)				
Revenue Per Available Room ("RevPAR")	$ 61.14	$ 66.51	(8.1)%	$ 75.17	(11.5)%
Funds From Operations ("FFO")	$ 102.4	$183.7	(44.3)	$288.6	(36.3)
Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")	$ 306.6	$369.6	(17.0)	$470.9	(21.5)
Net income (loss)	$(178.6)(1)	$ (39.3)(2)	(354.5)	$ 61.7 (3)	(163.7)

(1) The net loss for the year ended December 31, 2002, includes $157.5 million in impairment related charges, principally associated with our decision to sell 33 non-strategic hotels over the next 36 months.

(2) The net loss for the year ended December 31, 2001, includes $78.1 million of expenses, consisting of merger termination costs of $19.9 million, merger related financing costs of $5.5 million, lease termination costs of $36.6 million, swap termination costs of $7.0 million, a loss on assets held for sale of $7.0 million, abandoned project write-offs of $0.8 million, and a loss of $1.3 million from the write-off of deferred loan costs.

(3) The net income for the year ended December 31, 2000, was reduced by a $63 million loss recognized to reflect the difference between our book value and the estimated realizable value of 25 non-strategic hotel assets that we decided to sell, and a $4 million loss from the write-off of deferred loan costs.

RevPAR Decline

We experienced declines in RevPAR from March 2001 through August 2002. An overall decline in both business and leisure travel was reflected in decreased occupancies, which led to declines in room rates as hotels competed more aggressively for guests, both of which had a significant adverse effect on our RevPAR and operating performance. Our hotel RevPAR declined 8.1% in 2002, compared to 2001. On a national basis, the hotel industry experienced RevPAR declines of 2.5% and 7.0% for 2002 and 2001, respectively.

Our hotel occupancies declined by only 2.8% in 2002, compared to 2001, while our average daily rates ("ADR") declined 5.5% from those experienced in 2001.

In 2002, our hotels had a 220 basis point drop in pro forma hotel operating margins from the prior year. The compression in margins was principally related to improving occupancies of our hotels coupled with decreasing ADR. Also affecting hotel margins were increases in employee related costs, marketing, and repair and maintenance costs.

We continue to actively work with our brand managers to increase revenues and control operating costs, while still maintaining the satisfaction and security of our hotel guests.

Sale of Non-strategic Hotels

In February 2003, we announced our plan to sell 33 non-strategic hotels over the next 36 months, six of which had been previously designated as held for sale. These non-strategic hotels include smaller hotels in secondary or tertiary markets and include some Texas hotels, and specifically, hotels in Dallas, Texas (an area in which we desire to reduce our concentration of hotels). It is our intention to reinvest most of the proceeds from these sales in newer, larger and higher quality hotels, primarily in urban and resort locations with higher growth rates and barriers to competition. For those hotels currently managed by Six Continents Hotels, we are liable for liquidated damages under the terms of our management agreement, unless we reinvest the net proceeds to purchase one or more hotels licensed and managed by Six Continents Hotels within one year of the sale. We will seek to sell $50 to $75 million of these non-strategic hotels that are unencumbered by debt and management agreement reinvestment requirements during 2003, and use the proceeds from these sales to pay down debt. We recorded $157.5 million in impairment related losses in 2002, principally related to shorter hold periods associated with our decision to sell these non-strategic hotels.

The 33 hotels identified as non-strategic represent 14% of our hotel rooms, but less than 7% of our 2002 consolidated hotel EBITDA. These non-strategic hotels have an average of 196 rooms, while the average number of rooms for the remainder of our portfolio is 294.

Results of Operations

Comparison of the Years Ended December 31, 2002 and 2001

On July 1, 2001, we acquired operating leases covering 88 of our hotels and contributed them to our taxable REIT subsidiaries, or TRSs. As the leases were acquired, we began receiving and recording hotel revenues and expenses, rather than percentage lease revenue, for these hotels. Consequently, the historical results for the year ended December 31, 2002, and the year ended December 31, 2001, are not directly comparable.

We recorded a net loss applicable to common shareholders of $204.9 million in 2002, compared to a net loss of $63.9 million in 2001. The principal components of the 2002 loss were impairment related charges of $157.5 million, principally related to shorter holding periods associated with our decision to sell 33 non-strategic hotels; the decrease in hotel RevPAR of 8.1%; and contraction of hotel operating margins, principally associated with the decline in RevPAR.

Total revenue for the year ended December 31, 2002, increased $117.0 million over 2001. The increase is principally associated with reporting hotel operating revenues for 88 of the hotels during the first six months of 2002, of $305.3 million, contrasted with percentage lease revenue we reported for these hotels during the same period in 2001, of $115.1 million. This increase was partially offset by a $62.0 million reduction in hotel operating revenues and an $11.2 million net reduction from disposition and acquisition of hotels during the periods reported.

Total operating expenses increased $114.4 million for the year ended December 31, 2002, over 2001. This increase primarily resulted from the inclusion of $208.3 million in hotel operating expenses, management fees and other property related costs for the 88 hotels during the first six months of 2002 that were not included in the same period of 2001, prior to our acquisition of the leases. Offsetting this increase were $19.9 million of merger termination costs associated with the termination of the MeriStar Hospitality merger and $36.6 million of lease termination costs associated with the acquisition of hotel leases that were recorded in 2001.

Taxes, insurance and lease expense decreased $8.6 million, principally as the result of decreases in lease expense of $9.7 million, and property taxes of $4.1 million, partially offset by increased insurance costs of $5.2 million. The decrease in lease expense is related to participating leases that are based principally on revenues. Property taxes decreased principally from the resolutions of prior year property tax disputes.

Included in the year ended December 31, 2002, were $1.7 million of abandoned project costs related to our pursuit of a large portfolio acquisition. We were unable to reach mutually acceptable pricing and terms with the seller as a result of the uncertain operating environment and softening capital markets. The year ended December 31, 2001, included $0.8 million of abandoned project costs.

Recurring interest expense, net of interest income, increased $6.0 million for the year ended December 31, 2002, over 2001. The increase is primarily related to excess cash that we carried during 2002, an increase in average debt outstanding of $45.3 million, over 2001, and higher average interest rates in 2002 resulting from our senior unsecured notes issued during 2001. The year ended December 31, 2002, included a $3.2 million charge-off of capitalized costs from reduced line commitments. The prior year included $5.5 million of merger related financing costs related to the $300 million in senior debt that was repaid in October 2001, and a $1.3 million loss related to the charge-off of capitalized costs from reduced line commitments. Also in 2001, in connection with the issuance of favorably priced fixed rate debt and the prepayment of floating rate debt, we terminated $250 million of interest rate swaps, resulting in a $7.0 million swap termination cost.

We recorded impairment related losses of $157.5 million during the fourth quarter of 2002. Of these losses, $118.3 million primarily related to shorter holding periods associated with our recent decision to sell 33 hotels over the next 36 months. Six of these 33 hotels had been identified for sale in prior periods and were included in the hotels for which an impairment loss of $7.0 million was recorded in 2001. Of the remaining 2002 impairment charge: $25.8 million related to two hotels held for investment that are not included in the disposition plan and $13.4 million related to an other than temporary decline in the value of certain equity method investments.

Equity in the income of unconsolidated entities decreased by $17.5 million, compared to 2001. The decrease in 2002 principally resulted from the previously described $13.4 million impairment loss and an 8.6% drop in RevPAR from our unconsolidated hotels.

Minority interest increased $5.3 million for the year ended December 31, 2002, over 2001. Minority interest represents the proportionate share of our net income or loss held by minority owners of FelCor LP and the proportionate share of the income or loss of other consolidated subsidiaries not owned by FelCor. Of this change, $2.8 million resulted from the FelCor LP minority interest holders share of our losses and $2.5 million from decreases in the proportionate share of income of other consolidated entities not owned by us.

Partially offsetting the net loss for the year ended December 31, 2002, was a gain of $5.1 million on the sale of retail space and $0.9 million on the sale of a hotel. The net loss for the year ended December 31, 2001, was reduced by a gain of $3.0 million related to condemnation proceeds received and a gain of $0.4 million on the sale of land.

Comparison of the Year Ended December 31, 2002 with Pro Forma 2001

On July 1, 2001, we acquired the operating leases covering 88 of our hotels and contributed them to our TRSs. As the leases were acquired, we began receiving and recording hotel revenues and expenses, rather than percentage lease revenue. Consequently, a comparison of historical results for the year ended December 31, 2002, to the year ended December 31, 2001, may not be as meaningful as a discussion of pro forma results. Accordingly, we have included a discussion of the comparison of the pro forma results of operations. The pro forma results of operations for the year ended December 31, 2001, assumes that our acquisition of the 88 hotel leases had occurred on January 1, 2001.

Condensed Consolidated Statements of Operating Income
(in thousands)

	Year Ended December 31,		
	Historical 2002	Pro Forma 2001	Historical 2001
Total revenues	$1,317,959	$1,442,974	$1,200,971
Operating expenses:			
Hotel operating expenses	1,191,832	1,260,326	1,021,785
Abandoned project costs	1,663	837	837
Lease termination costs		36,604	36,604
Merger termination costs		19,919	19,919
Total operating expenses	1,193,495	1,317,686	1,079,145
Operating income	$ 124,464	$ 125,288	$ 121,826

The 2001 Pro Forma Condensed Consolidated Statement of Operating Income is presented for illustrative purposes only and is not necessarily indicative of what the actual results of operations would have been had the transaction previously described occurred on the indicated date, nor do they purport to represent our results of operations for future periods.

The pro forma numbers presented represent our historical revenues and expenses, modified as described in the pro forma adjustments below.

Pro forma adjustments:

(a) Total revenue adjustments consist of the increase in our historical revenue from the elimination of historical percentage lease revenue and the addition of historical hotel operating revenues.
(b) Hotel operating expense adjustments consist of: (i) the increase in our historical operating expense from the addition of historical hotel operating expenses and the elimination of percentage lease expense for the 88 hotel leases acquired from Six Continents Hotels on July 1, 2001, (ii) the recording of management fees at their new contractual rates, and (iii) the elimination of historical franchise fees, which are included in the new management fees for these hotels.

Revenues decreased $125.0 million in 2002, compared to pro forma 2001. The decrease in revenue resulted principally from a decline in both business and leisure travel for the year ended December 31, 2002 compared to 2001, which reflected the weak economy and political uncertainties during the period. During the year ended December 31, 2002, RevPAR for our hotels decreased 8.1%, compared to the prior year pro forma; the decline in RevPAR was comprised of a decrease in hotel occupancy of 1.8 percentage points (or 2.8%), to 62.4%, and a decline in ADR of 5.5%, to $97.90.

Hotel operating expenses decreased $68.5 million in 2002, compared to pro forma 2001. This decrease is primarily related to a decrease in the expenses from hotel operations associated with the 8.1% decrease in RevPAR. However, hotel operating expenses, as a percentage of total revenue, increased from 87% to 90%. The principal reason for the increase in operating expenses, as a percentage of total revenue, was a 220 basis point drop in hotel operating margins. This margin compression primarily relates to the reduction in revenue and the inability to reduce labor costs, repair and maintenance costs and marketing costs proportionately. We are actively working with our managers to implement cost cutting programs at our hotels to maximize hotel operating profits. These measures include reducing labor costs, streamlining staffing, and consolidating operations by closing unused floors in hotels when possible.

Included in the year ended December 31, 2002, were $1.7 million of abandoned project costs related to our pursuit of a large portfolio acquisition. We were unable to reach mutually acceptable pricing and terms with the seller as a result of the uncertain operating environment and softening capital markets. The year ended December 31, 2001, included $0.8 million of abandoned project costs.

Included in the prior year were $36.6 million in lease termination costs, associated with the acquisition of our hotel leases and $19.9 million of costs associated with the termination of the proposed MeriStar Hospitality merger.

Our operating income was $124.5 million in 2002, compared to pro forma operating income of $125.3 million in 2001. The 2001 pro forma operating income included $57.4 million in costs associated with abandoned project costs, lease termination costs and merger termination costs. The principal reasons for this decline in pro forma total revenues and pro forma hotel operating expenses were an 8.1% decline in RevPAR and the contraction of hotel operating margins principally associated with the decline in RevPAR.

Comparison of the Years Ended December 31, 2001 and 2000

Prior to December 31, 2000, we leased 184 hotels to either DJONT or Six Continents Hotels and reported the lease revenue from the percentage lease agreements. Our historical revenues for 2000 represented, principally, rental income on leases. Expenses during this period represented specific ownership costs, including real estate and property taxes, property insurance and ground leases. Effective January 1, 2001, through our TRSs, we acquired 96 of these hotel leases and, effective July 1, 2001, acquired the leases on our remaining 88 hotels, assuming all operating risks and rewards of these 184 hotels. As a result of acquiring these leases, we reported hotel operating revenues and expenses. Our expenses included all hotel operating costs, including management fees, salary expenses, hotel marketing, utilities, and food and beverage costs, in addition to ownership costs. Accordingly, operating results for the year ended December 31, 2001, are not directly comparable to 2000.

For the year ended December 31, 2001, we recorded total revenues of $1.2 billion, compared to $539.9 million for the year ended December 31, 2000. The increase in total revenues of $661.0 million is principally associated with reporting hotel operating revenues in 2001, rather than the percentage lease revenue reported in the previous year. The 96 hotels acquired from DJONT contributed approximately $787.9 million in hotel operating revenue in 2001, compared to $277.3 million in percentage lease revenue for 2000. The 88 hotels acquired July 1, 2001, from Six Continents Hotels contributed approximately $115.1 million in percentage lease revenue and $295.0 million in hotel operating revenue, following the acquisition of these leases, compared to $259.6 million in percentage lease revenue for these same hotels in 2000.

Total operating expense increased $813.5 million for the year ended December 31, 2001, over 2000, primarily as a result of the inclusion of hotel operating expenses, management fees and other property related costs of $710.6 million, which were not included in 2000, prior to our acquisition of the hotel leases. Also included in total operating expenses for 2001 are: lease termination costs; merger termination costs; depreciation; taxes, insurance and lease expense; and corporate expenses.

Taxes, insurance and lease expense increased by $48.2 million for year ended December 31, 2001, over 2000. The majority of this increase is related to percentage lease expense paid to unconsolidated ventures owning hotels whose operations were acquired with the acquisition of DJONT. We included in operating expenses $36.6 million of costs associated with the acquisition of DJONT and the Six Continents Hotels leases, and $19.9 million of expenses associated with the termination of the MeriStar merger. We also incurred $5.5 million in merger related financing costs related to the $300 million in senior debt that was repaid in October 2001, as a result of the termination of the MeriStar merger.

In connection with the issuance of favorably priced fixed rate debt, and the prepayment of floating rate debt, we terminated $250 million of interest rate swaps, resulting in a $7.0 million swap termination cost. In June 2000, we announced our intention to sell 25 non-strategic hotels and, in 2000, recorded an expense of $63.0 million representing the difference between the net book value of these hotels and their estimated net proceeds from sale. In 2001, an additional $7.0 million loss provision was recorded related to the remaining 13 hotels held for sale.

Equity in income from unconsolidated entities decreased $7.5 million in 2001, compared to 2000. The principal reasons for the decrease in 2001 were a gain of $3.7 million recorded in 2000 from the development and sale of condominiums by an entity in which we own a 50% equity interest and a decline in percentage lease revenue in 2001 from these unconsolidated entities, related to a 11.2% decline in the RevPAR of the hotels owned by them during 2001.

Minority interests decreased $15.5 million in 2001, compared to 2000. This decrease in minority interest principally reflects FelCor LP's partners' share of our net loss of $63.9 million in 2001.

We recorded a net loss applicable to common stockholders of $63.9 million in 2001, compared to a net income of $37.0 million in 2000. The principal components of the loss in 2001 were the decrease in hotel RevPAR of 11.4%, contraction of hotel operating margins principally associated with the decline in RevPAR, costs of terminating the MeriStar merger of $19.9 million, merger financing costs of $5.5 million, lease termination costs of $36.6 million associated with acquiring hotel leases, swap termination costs of $7.0 million associated with repayment of variable rate debt, and a loss on assets held for sale of $7.0 million.

Comparison of the pro forma years ended December 31, 2001 and 2000

Between January 1 and July 1, 2001, we acquired the operating leases covering our hotels and contributed them to our TRSs. As the leases were acquired, we began directly receiving and recording hotel revenues and expenses, rather than percentage lease revenue. Consequently, a comparison of historical results for the year ended December 31, 2001, to the year ended December 31, 2000, may not be as meaningful as a discussion of pro forma results. Accordingly, we have included a discussion of the comparison of the pro forma results of operations. The pro forma results of operations for the years ended December 31, 2001, and 2000 assumes that the following occurred on January 1, 2000:

- Our acquisition of DJONT for 416,667 units of limited partnership interest in FelCor LP, valued at approximately $10 million;
- Our acquisition of 12 hotel leases, together with their associated management contracts, from Six Continents Hotels for 413,585 shares of our common stock, valued at approximately $10 million; and
- Our acquisition of the remaining 88 hotel leases held by Six Continents Hotels.

Condensed Consolidated Statements of Operating Income
(in thousands)

	Year Ended December 31,			
	Pro Forma 2001	Pro Forma 2000	Historical 2001	Historical 2000
Total revenues	$1,442,974	$1,667,270	$1,200,971	$539,964
Operating expenses:				
Hotel operating expenses	1,260,326	1,402,018	1,021,785	265,634
Lease termination costs	36,604		36,604	
Merger termination costs	19,919		19,919	
Abandoned project costs	837		837	
Total operating expenses	1,317,686	1,402,018	1,079,145	265,634
Operating income	$ 125,288	$ 265,252	$ 121,826	$274,330

The 2002 and 2001 Condensed Consolidated Statements of Operating Income are presented for illustrative purposes only and are not necessarily indicative of what the actual results of operations would have been had the above transactions occurred on the indicated date, nor do they purport to represent our results of operations for future periods.

Pro forma numbers presented represent our historical revenues and expenses, modified as described in the pro forma adjustments below.

Pro forma adjustments:

(a) Total revenue adjustments consist of the changes in our historical revenue from the elimination of historical percentage lease revenue and the addition of historical hotel operating revenues.
(b) Hotel operating expense adjustments consist of: (i) the increase in our historical operating expense from the addition of historical hotel operating expenses and the elimination of percentage lease expense; (ii) the recording of management fees at their new contractual rates; and (iii) the elimination of historical franchise fees, which are included in the new management fees for these hotels.

Pro forma revenues decreased $224.3 million in 2001, primarily as a result of the economic downturn and disruptions in business and leisure travel following the terrorist attacks on September 11, 2001. As a result of these events, both business and leisure travel declined significantly during the year ended December 31, 2001, compared to 2000. During 2001, our hotels' RevPAR decreased 11.4%, comprised of a decrease in occupancy of 6.6 percentage points (or 9.4%), to 63.9%, and a decline in ADR of 2.4%, to $102.18. During the four-week period following the terrorist attacks on September 11, 2001, our hotels recorded average occupancy rates as low as 33.9%. However, our hotel RevPAR performance improved throughout the fourth quarter, with RevPAR decreases compared to the prior year periods, of 25.2% in October, 23.6% in November, and 18.8% in December.

Pro forma hotel operating expenses decreased $141.7 million in 2001, compared to 2000, but pro forma hotel operating expense as a percentage of total revenue increased from 84% to 87%. The principal reason for the increased operating expense, as a percentage of total revenue, was a 260 basis point drop in hotel operating margins (gross operating profit less franchise and management fees). This margin compression primarily related to increased labor costs, the cost of frequent guest programs and utility costs as a percentage of total revenue. The increase in pro forma costs as a percentage of pro forma revenue is principally related to the decrease in hotel revenue previously discussed. We have been actively working with our managers to implement cost cutting programs at the hotels to stabilize the hotels' operating profits. These measures include reducing labor costs, streamlining staffing, and consolidating operations by closing unused floors in hotels, when possible.

Our pro forma operating income was $125.3 million in 2001, compared to pro forma operating income of $265.3 million in 2000. The principal reasons for the drop in pro forma operating income were the decrease in pro forma hotel RevPAR of 11.4%, contraction of pro forma operating margins principally associated with the decline in RevPAR, costs of terminating the MeriStar merger of $19.9 million and lease termination costs of $36.6 million associated with acquiring the hotel leases.

Funds From Operations and EBITDA

We consider FFO and EBITDA to be key measures of a REIT's performance and should be considered along with, but not as an alternative to, net income and cash flow as a measure of our operating performance and liquidity.

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of properties, plus real estate related depreciation and amortization, after comparable adjustments for the applicable portion of these items related to unconsolidated entities and joint ventures. We believe that FFO and EBITDA are helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, they provide investors with an indication of the ability of the REIT to incur and service debt, to make capital expenditures, to pay dividends and to fund other cash needs. We compute FFO in accordance with standards established by NAREIT, except that we add back certain significant non-recurring items, such as lease termination costs, merger termination costs, merger financing costs, abandoned project costs, impairment losses, charge-off of deferred financing costs and interest rate swap termination expenses to derive FFO. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do.

FFO and EBITDA do not represent cash generated from operating activities as determined by GAAP, and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor does it necessarily reflect the funds available to fund our cash needs, including our ability to make cash distributions. FFO and EBITDA may include funds that may not be available for our discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions, and other commitments and uncertainties.

The following table details our computation of FFO and EBITDA (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Funds From Operations (FFO)[a]			
Net income (loss)	$ (178,581)	$ (39,276)	$61,699
Gain on sale of hotel assets	(5,861)		(2,595)
Depreciation	152,817	157,692	160,745
Depreciation from unconsolidated entities	11,616	10,881	10,167
Preferred dividends:			
Series A preferred dividends	(11,662)		
Series B preferred dividends	(14,630)	(12,937)	(12,937)
Minority interest in FelCor Lodging LP	(13,717)	(10,868)	4,692
Significant non-recurring items:			
Impairment loss	157,505	7,000	63,000
Charge-off of deferred financing costs	3,222	1,270	3,865
Abandoned project costs	1,663	837	
Merger termination costs		19,919	
Merger related financing costs		5,486	
Lease termination costs		36,604	
Swap termination costs		7,049	
FFO	$ 102,372	$183,657	288,636
Weighted average common shares and units outstanding[b]	62,061	66,675	67,239
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)[a]			
FFO	$102,372	$183,657	$288,636
Interest expense	166,427	161,226	158,620
Interest expense from unconsolidated entities	9,374	9,678	9,188
Amortization expense	2,088	2,093	1,480
Preferred dividends:			
Series A preferred dividends	11,662		
Series B preferred dividends	14,630	12,937	12,937
EBITDA	$306,553	$369,591	$470,861

(a) FFO and EBITDA are adjusted to exclude significant non-recurring items.

(b) Weighted average common stock and units outstanding are computed including dilutive options, unvested stock grants, and assuming conversion of Series A preferred stock to common stock, when dilutive.

Liquidity and Capital Resources

Our principal source of cash to meet our cash requirements, including distributions to stockholders and repayments of indebtedness, is from the results of operations of our hotels. For the year ended December 31, 2002, net cash flow provided by operating activities, consisting primarily of hotel operations, was $106 million. We currently expect that our operating cash flow for 2003 will be within the range of $70 to $90 million using current RevPAR forecasts. Our debt maturities for 2003 are $35 million and we expect 2003 capital expenditures to be approximately $60 to $70 million. Cash necessary to fund cash flow shortfalls and distributions, if any, will be funded from our cash balances, which were approximately $150 million at the date of this filing, proceeds from the sale of hotels or additional borrowings. However, due to the sharp reduction in travel that began in 2001, and the resultant drop in RevPAR and profits from our hotel operations, we expect our Board of Directors to defer future common dividends until our hotels experience a 2% to 4% increase in RevPAR, and to determine the amount of preferred dividends, if any, for each quarterly period, based upon the operating results of that quarter, economic conditions, other operating trends and minimum REIT distribution requirements. Currently, we do not anticipate paying any dividends on our common stock during 2003.

Recent events, including the threat of additional terrorist attacks, the commencement of war in Iraq and the bankruptcy of several major corporations, have had an adverse impact on the capital markets. These events, new terrorist attacks, a prolonged war in Iraq or additional bankruptcies could further adversely affect the availability and cost of capital for our business. In addition, should the anticipated recovery of the overall economy, and of the lodging industry, continue to be delayed significantly, that too could adversely affect our operating cash flow and the availability and cost of capital for our business. As a consequence of the economic slowdown in our business, and the travel and lodging industries generally, Standard & Poor's lowered its ratings on our $1.2 billion in senior unsecured debt from BB- to B+ with a stable outlook, in February 2003. Although Moody's affirmed its current rating on our senior debt in February 2003 (Ba3), we remain on negative outlook. Should Moody's downgrade our current rating, the interest rate on $900 million of our $1.2 billion in senior unsecured debt would increase by 50 basis points, which would increase our interest expense by $4.5 million on an annual basis.

We are also subject to the risks of fluctuating hotel operating margins at our hotels, including but not limited to wage and benefit costs, repair and maintenance expenses, utilities, liability insurance, and other operating expenses that can fluctuate disproportionately to revenues. These operating expenses are difficult to predict and control, resulting in an increased risk of volatility in our results of operations. The economic slowdown and the sharp drop in Occupancy and ADR that began in 2001, have resulted both in declines in RevPAR and an erosion in operating margins. If the declines in hotel RevPAR and/or operating margins worsen or continue for a protracted time, they could have a material adverse effect on our operations, earnings and cash flow.

On April 4, 2002, we completed the private placement of approximately $25 million of our Series B preferred stock. These shares of preferred stock were issued at a discount to yield an effective rate of 9.4%. The proceeds were used for working capital, and allowed us to accelerate certain capital expenditures.

In August 2002, we contributed five of our hotels held for sale to a joint venture in which one of our subsidiaries holds a 50% equity interest, and a subsidiary of our joint venture partner holds the other 50% equity interest. An affiliate of our joint venture partner manages these hotels. Pursuant to the joint venture agreement, our joint venture partner contributed $1.4 million to the new venture. The venture closed on a $10 million line of credit, of which approximately $4.4 million was drawn at closing, with the cash proceeds going to us. The remaining $5.5 million under the line of credit is being used for capital improvements at the hotels. In addition to our 50% equity interest, we retained a preferred right to receive approximately $6.3 million from the venture.

In 2002, we entered into two amendments to our line of credit. In June 2002, we amended our line of credit to relax covenant levels to provide us with greater financial flexibility. In December 2002, we further amended our line of credit to relax covenant levels and to reduce capacity under the line to $300 million from $615 million. The maturity of the line of credit remains at October 31, 2004, but we have the right to extend the maturity date for two consecutive one-year periods, subject to certain conditions. We recorded a $3.2 million expense to write-off unamortized deferred financing costs associated with the reduction in our line of credit. Although we were in compliance with our existing covenants prior to the amendments, it was necessary to amend the line of credit in anticipation of a continued negative RevPAR environment. The amended line allows for the relaxation of certain financial covenants through the maturity date, with a step-up in covenants on June 30, 2004, including the unsecured interest coverage, fixed charge coverage, secured leverage, and total leverage tests. The interest rate remains on the same floating rate basis with a tiered spread based on our debt leverage ratio, but with an added tier to reflect the higher permitted leverage. There was no amount outstanding under the facility at December 31, 2002. As of the date of this filing, we had $149 million outstanding under our line of credit and cash and cash equivalents of approximately $150 million. The primary reason for the outstanding balance on our line of credit was our decision to carry excess cash because of the current geopolitical and economic uncertainties and their potential impact on our operating results.

In addition to financial covenants, our line of credit includes certain other affirmative and negative covenants, including restrictions on our ability to create or acquire wholly-owned subsidiaries; restrictions on the operation/ownership of our hotels; limitations on our ability to lease property or guarantee leases of other persons; limitations on our ability to make restricted payments (such as distributions on common and preferred stock, share repurchases and certain investments); limitations on our ability to merge or consolidate with other persons to issue stock of our subsidiaries and to sell all or substantially all of our assets; restrictions on our ability to construct new hotels or acquire hotels under construction; limitations on our ability to change the nature of our business and limitations on our ability to modify certain instruments, to create liens, to enter into transactions with affiliates and limitations on our ability to enter into joint ventures. Under the most recent amendment to our line of credit, at higher permitted leverage levels we agreed to certain more stringent limitations on acquisitions, restricted payments and discretionary capital expenditures. At December 31, 2002, we were in compliance with all of these covenants.

Unless our business and cash flow stabilizes, we may not be able to satisfy the relaxed financial covenant requirements. In such an event, we may need to obtain further amendments from our lenders under the line of credit to continue being able to borrow under it. We are not certain whether, to what extent, or upon what terms the lenders may be willing to further relax the covenants. Further amendments to our line of credit may result in additional restrictions on us that, together with any limitation on our ability to borrow under the line, may adversely affect our ability to run our business and manage our financial affairs.

The breach of any of the covenants and limitations under our line of credit could result in the acceleration of amounts outstanding. Our failure to satisfy any accelerated indebtedness, if in the amount of $10 million or more, could result in the acceleration of most of our other unsecured recourse indebtedness. We may not be able to refinance or repay our debt in full under those circumstances.

Our other borrowings contain affirmative and negative covenants that are generally equal to or less restrictive than the line of credit. Most of our mortgage debt is non-recourse to us and contains provisions allowing for the substitution of collateral upon satisfaction of certain conditions. Most of our mortgage debt is prepayable, subject to various prepayment penalties, yield maintenance or defeasance obligations. At December 31, 2002, we had unencumbered investments in hotels with a net book value totaling $2.3 billion.

Our publicly traded senior unsecured notes require that we satisfy a total leverage, a secured leverage and an interest coverage test in order to incur additional indebtedness, except under our line of credit or to refinance maturing debt with replacement debt, as defined under our indentures; to pay dividends in excess of the minimum dividend required to meet the REIT qualification test; to repurchase stock; or to merge. As of the date of this filing, we have satisfied all such incurrence tests. We currently expect that we will have the flexibility to meet these tests unless RevPAR declines continue or become more severe. We have debt maturing of $35 million in 2003 and $189 million in 2004, including $175 million of our senior unsecured notes that mature in October 2004. We anticipate meeting these obligations through a combination of cash on hand, cash flow from operations, borrowing under our line of credit, additional secured debt and sale of non-strategic hotel assets.

We currently anticipate that we will meet our financial covenant and incurrence tests under the RevPAR guidance provided by us at our fourth quarter earnings conference call on February 5, 2003. For the first quarter of 2003, we currently anticipate that our portfolio RevPAR will be 3% to 5% below the comparable period of the prior year. FFO is expected to be within the range of $8 to $11 million for the first quarter of 2003, and EBITDA is expected to be within the range of $59 million to $62 million for the same period. The RevPAR decline in 2003, compared to the same periods in 2002, was approximately 3.6% for January, 5.8% for February, and was 6.5% for the first 19 days of March. We currently anticipate that full year 2003 hotel portfolio RevPAR will be approximately the same as 2002, plus or minus 1%. FFO, for the year 2003, is anticipated to be within the range of $74 to $87 million and EBITDA is expected to be within the range of $277 to $289 million.

Certain significant credit and debt statistics at December 31, 2002, and 2001, are as follows:

	2002	2001
Consolidated debt to annual EBITDA	6.1x	5.2x
Total debt to annual EBITDA	6.6x	5.6x
Consolidated debt to investment in hotels, at cost	40.8%	42.8%
Consolidated debt to total market capitalization	64.6%	59.3%
Consolidated debt to assets	49.6%	47.4%
EBITDA to consolidated interest paid[a]	1.9x	2.4x
EBITDA to total interest expense[b]	1.7x	2.2x
Fixed charge coverage ratio[c]	1.5x	1.9x

(a) EBITDA to consolidated interest paid represents consolidated EBITDA divided by interest expense before capitalized interest and amortization of debt costs.

(b) EBITDA to total interest expense represents consolidated EBITDA divided by interest expense, including our pro rata share of unconsolidated interest expense. Our interest coverage incurrence test under our senior unsecured notes allows the exclusion of certain unrestricted subsidiaries that are included in the consolidated numbers used to compute this ratio.

(c) Fixed charge coverage ratio represents consolidated EBITDA divided by consolidated interest expense, our pro rata share of unconsolidated interest expense and preferred dividends.

At December 31, 2002, we had:

- $66.5 million of cash and cash equivalents;
- No balance outstanding under our $300 million line of credit;
- Fixed interest rate debt equal to 89% of our total debt;
- Weighted average maturity of fixed interest rate debt of approximately six years; and
- Secured debt to total assets of 18.1%

The following details our debt outstanding at December 31, 2002, and 2001 (in thousands):

	Collateral[a]	December 31, 2002 Interest Rate	Maturity Date	2002	2001
Floating Rate Debt:					
Line of credit	None	4.48%	October 2004		$ 49,674
Publicly-traded term notes-swapped	None	4.59[b]	October 2004	$ 174,760	174,633
Publicly-traded term notes-swapped	None	4.99[b]	October 2007	25,000	
Promissory note	None	3.44	June 2016	650	650
Total floating rate debt[c]		4.73		200,410	224,957
Fixed Rate Debt:					
Publicly-traded term notes	None	7.63	October 2007	99,518	124,419
Publicly-traded term notes	None	9.50	September 2008	596,195	595,525
Publicly-traded term notes	None	8.50	June 2011	297,907	297,655
Mortgage debt	15 hotels	7.24	November 2007	134,738	137,541
Mortgage debt	7 hotels	7.54	April 2009	94,288	95,997
Mortgage debt	6 hotels	7.55	June 2009	70,937	72,209
Mortgage debt	7 hotels	8.73	May 2010	140,315	142,254
Mortgage debt	8 hotels	8.70	May 2010	180,534	182,802
Mortgage debt	6 hotels	7.20	2003 – 2005	54,993	57,008
Other	1 hotel	9.10	2003 – 2010	7,299	8,041
Total fixed rate debt[c]		8.61		1,676,724	1,713,451
Total debt[c]		8.18%		$1,877,134	$1,938,408

(a) At December 31, 2002, we had unencumbered investments in hotels with a net book value totaling $2.3 billion.

(b) At December 31, 2002, our $175 million in publicly traded notes due October 2004, and $25 million of our publicly traded notes due October 2007, were matched with interest rate swap agreements that effectively converted the fixed interest rate on these notes to a floating interest rate tied to LIBOR. The differences to be paid or received by us under the terms of the interest rate swap agreements are accrued as interest rates change and are recognized as an adjustment to interest expense. The interest rate swaps decreased our interest expense by $4 million during 2002.

(c) Calculated based on the weighted average of outstanding debt at December 31, 2002.

All of our floating rate debt at December 31, 2002, was based upon LIBOR. Six month LIBOR at December 31, 2002, was 1.38%.

At December 31, 2002, we had $175 million of publicly traded term notes due October 2004, and $25 million of publicly traded term notes due October 2007, that were matched with interest rate swap agreements which effectively convert the fixed interest rate on these notes to a variable interest rate. These interest rate swap agreements have maturity dates coinciding with the maturity dates of these publicly traded term notes. We entered into seven separate interest rate swap agreements with three different financial institutions. Under these agreements, we receive a fixed rate of 7.375% for the agreements maturing in October 2004, and 7.625% for the agreement maturing in October 2007. We pay the six-month LIBOR rate plus a spread ranging from 2.57% to 3.57%. The weighted average spread over LIBOR at December 31, 2002, was 3.25%.

In January and February 2003, we executed two additional interest rate swaps. These new fair value swaps are similar to those that existed at December 31, 2002; they modify a portion of the interest characteristics of our outstanding fixed rate debt without an exchange of the underlying principal amount and effectively convert fixed rate debt to a variable rate. As designated fair value hedges, these swaps will be marked to market through the income statement, but are offset by the change in fair value of our swapped outstanding fixed rate debt. The notional amount of these new swaps is $50 million, on which we receive a fixed rate of 7.625% and pay a rate of LIBOR plus an average spread of 4.325%.

We spent approximately $63 million on upgrading and renovating our hotels during the year ended December 31, 2002. Our unconsolidated entities spent approximately $17.2 million on upgrading and renovating hotels, and approximately $8.1 million on a residential condominium development project, during the year ended December 31, 2002. Notwithstanding the current significant economic downturn, we believe that our hotels will continue to benefit from our extensive capital expenditure programs in previous years. We currently anticipate our 2003 capital expenditures to be between $60 and $70 million.

Contractual Obligations

We have obligations and commitments to make certain future payments under debt agreements and various contracts. The following schedule details these obligations at December 31, 2002 (in thousands):

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Debt	$1,883,754	$35,118	$231,834	$272,645	$1,344,157
Liquidated damages related to the sale of hotels managed by Six Continents Hotels[a]	4,468	4,468			
Operating leases	298,557	37,997	75,224	46,644	138,712
Total contractual obligations	$2,186,779	$77,563	$307,058	$319,289	$1,482,869

(a) We currently expect that this obligation will be satisfied by our investment in one or more hotels licensed and managed by Six Continents Hotels.

We have guaranteed the payment of 50% of a loan related to the construction of a residential condominium project in Myrtle Beach, South Carolina, and a full recourse loan for one of our 50% owned unconsolidated hotel ventures. The following schedule details these obligations and maturity dates at December 31, 2002 (in thousands):

	Total Amounts Committed	2003	2004	2005
Loan guarantee	$5,966	$143	$143	$5,680

Investments in Unconsolidated Entities

At December 31, 2002, we had unconsolidated 50% investments in ventures that own an aggregate of 29 hotels (referred to as hotel joint ventures), and we had unconsolidated 50% investments in ventures that operate 14 of those 29 hotels (referred to as operating joint ventures). We own 100% of the lessees operating the remaining 15 hotels owned by the hotel joint ventures. None of our directors, officers or employees owns any interest in any of these hotel or operating joint ventures. The hotel ventures had approximately $267 million of non-recourse mortgage debt relating to 29 of the hotels. This debt is not reflected as a liability on our consolidated balance sheet. The liability of our subsidiaries that are members or partners in these ventures is generally limited to the guarantee of the borrowing venture's personal obligations to pay for the lender's losses caused by misconduct, fraud or misappropriation of funds by the venture and other typical exceptions from the nonrecourse provisions in the mortgages, such as for environmental liabilities. One hotel joint venture had a full recourse loan outstanding of $0.3 million at December 31, 2002, that we guaranteed.

At December 31, 2002, we also had an unconsolidated 50% investment in a venture that is developing a residential condominium project in Myrtle Beach, South Carolina. This joint venture has a $97.6 million full recourse construction loan. We and our joint venture partner, Hilton, have each guaranteed 50% of the amount outstanding under this loan. At December 31, 2002, an aggregate of $11.4 million had been drawn under this loan, of which we have guaranteed our pro rata share of $5.7 million. Our pro rata share of the entire amount available under the construction loan is $48.8 million. The anticipated completion date of this development is late 2004.

Capital expenditures on the hotels owned by our hotel joint ventures are generally paid from the capital reserve account, which is funded from the income from operations of these ventures. However, if a venture has insufficient cash to make necessary capital improvements, the venture may make a capital call upon the venture members or partners to fund such necessary improvements. It is possible that, in the event of a capital call, the other joint venture member or partner may be unwilling or unable to make the necessary capital contributions. Under such circumstances, we may elect to make the other party's contribution as a loan to the venture or as an additional capital contribution by us. Under certain circumstances, a capital contribution by us may increase our investment equity to greater than 50% and may require that we consolidate the venture, including all of its assets and liabilities, into our consolidated financial statements.

With respect to those ventures that are partnerships, any of our subsidiaries that serve as a general partner will be liable for all of the recourse obligations of the venture, to the extent that the venture does not have sufficient assets or insurance to satisfy the obligations. In addition, the hotels owned by these ventures could perform below expectations and result in the insolvency of the ventures and the acceleration of their debts, unless the members or partners provide additional capital. In some ventures, the members or partners may be required to make additional capital contributions or have their interest in the venture be reduced or offset for the benefit of any party making the required investment on their behalf. In the foregoing and other circumstances, we may be faced with the choice of losing our investment in a venture or investing additional capital under circumstances that do not assure a return on that investment.

Quantitative and Qualitative Disclosures About Market Risk

At December 31, 2002, approximately 89% of our consolidated debt had fixed interest rates. Currently, market rates of interest are below the rates we are obligated to pay on our fixed-rate debt.

The following tables provide information about our financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the tables present scheduled maturities and weighted average interest rates, by maturity dates. For interest rate swaps, the tables present the notional amount and weighted average interest rate, by contractual maturity date. The fair value of our fixed rate debt indicates the estimated principal amount of debt having the same debt service requirements that could have been borrowed at the date presented, at then current market interest rates. The fair value of our variable to fixed interest rate swaps indicates the estimated amount that would have been received or paid by us had the swaps been terminated at the date presented.

Expected Maturity Date
at December 31, 2002
(dollars in thousands)

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Liabilities								
Fixed rate:								
Debt	$35,118	$189,228	$42,606	$14,217	$258,428	$1,343,507	$1,883,104	$1,725,934
Interest rate swaps[a]		(175,000)			(25,000)		(200,000)	
Average interest rate	7.42%	7.91%	7.48%	8.04%	7.46%	8.89%	8.61%	
Floating rate:								
Debt						650	650	650
Interest rate swaps[a]		175,000			25,000		200,000	7,708
Average interest rate[b]		4.59%			4.95%	10.18%	4.63%	
Total	$35,118	$189,228	$42,606	$14,217	$258,428	$1,344,157	1,883,754	
	7.42%	4.84%	7.48%	8.04%	7.22%	8.89%	8.18%	
Discount accretion							(6,620)	
Total debt							$1,877,134	

(a) At December 31, 2002, our $175 million in publicly traded notes due October 2004, and $25 million of our publicly traded notes due October 2007, were matched with interest rate swap agreements that effectively converted the fixed interest rate on these notes to a variable interest rate tied to LIBOR. The interest rate swap agreements also have maturities that coincide with those notes. The differences to be paid or received by us under the terms of the interest rate swap agreements are accrued as interest rates change and are recognized as an adjustment to interest expense. The interest rate swaps decreased our interest expense by $4 million during 2002.

(b) The average floating rate of interest represents the implied forward rates in the yield curve at December 31, 2002.

Expected Maturity Date
at December 31, 2001
(dollars in thousands)

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Liabilities								
Fixed rate:								
Debt	$12,922	$34,904	$189,229	$42,635	$14,216	$1,601,946	$1,895,852	$1,664,696
Interest rate swaps[a]			(175,000)				(175,000)	
Average interest rate	7.88%	7.43%	7.91%	7.46%	8.04%	8.66%	8.59%	
Floating rate:								
Debt			49,674			650	50,324	50,324
Interest rate swaps			175,000				175,000	(1,466)
Average interest rate[a]			4.83%			8.26%	4.84%	
Total	$12,922	$34,904	$238,903	$42,635	$14,216	$1,602,596	1,946,176	
	7.88%	7.43%	5.01%	7.46%	8.04%	8.66%	8.15%	
Discount accretion							(7,768)	
Total debt							$1,938,408	

(a) The average floating rate of interest represents the implied forward rates in the yield curve at December 31, 2001.

Swap contracts, such as described above, contain a credit risk, in that the counterparties may be unable to fulfill the terms of the agreement. We minimize that risk by evaluating the creditworthiness of our counterparties, who are limited to major banks and financial institutions, and we do not anticipate nonperformance by the counterparties. The credit ratings for the financial institutions that are counterparties to the interest rate swap agreements range from A to AA-.

Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, require us to reduce room rates in the near term and may limit our ability to raise room rates in the future.

Seasonality

The lodging business is seasonal in nature. Generally, hotel revenues are greater in the second and third calendar quarters than in the first and fourth calendar quarters, although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues. Quarterly earnings also may be adversely affected by events beyond our control, such as extreme weather conditions, economic factors and other considerations affecting travel. Historically, to the extent that cash flow from operations has been insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we have utilized cash on hand or borrowings under our line of credit to make distributions to our equity holders.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, we evaluate our estimates, including those related to bad debts, the carrying value of investments in hotels, litigation, and other contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

- We are required by GAAP to record an impairment charge when we believe that an investment in one or more of our hotels has been impaired, such that future undiscounted cash flows would not recover the book basis, or net book value, of the investment. We test for impairment when certain events occur, including one or more of the following: projected cash flows are significantly less than recent historical cash flows; significant changes in legal factors or actions by a regulator that could affect the value of our hotels; events that could cause changes or uncertainty in travel patterns; and a current expectation that, more likely than not, a hotel will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. In February 2003, we announced our plan to sell 33 non-strategic hotels over the next 36 months. The shorter probable holding periods related to our decision to sell these hotels was the primary factor that led to an impairment charge of $118.3 million on 20 of these 33 hotels. Additional impairment charges of $25.8 million were recorded in the fourth quarter of 2002, resulting from decreased estimates of future cash flows from two hotels not included in our disposition plan. We revised our estimates of future cash flows in the fourth quarter of 2002, when it became apparent that the recovery of the travel industry would take longer than we had originally expected. In the evaluation of impairment of our hotel assets, and in establishing the impairment charge, we made many assumptions and estimates on a hotel by hotel basis, which included the following:
    - Annual cash flow growth rates for revenues and expenses;
    - Holding periods;
    - Expected remaining useful lives of assets;
    - Estimates in fair values taking into consideration future cash flows, capitalization rates, discount rates and comparable selling prices; and
    - Future capital expenditures.

  Changes in these estimates, future adverse changes in market conditions or poor operating results of underlying hotels could result in losses or an inability to recover the carrying value of the hotels that may not be reflected in the hotel's current carrying value, thereby requiring additional impairment charges in the future.

- We own a 50% interest in various real estate joint ventures reported under the equity method of accounting. In accordance with GAAP, we record an impairment of these equity method investments when they experience an other than temporary decline in value. During the fourth quarter of 2002, we determined that certain of our equity method investments had experienced an other than temporary decline in value, because a recovery of their value in excess of previously recorded book values was not expected to occur within the next year. As such, we recorded a related impairment loss of $13.4 million. Changes in our estimates or future adverse changes in the market conditions of the hotels owned by equity method investments could result in additional declines in value that could be considered other than temporary.

- We make estimates with respect to contingent liabilities for losses covered by insurance in accordance with FAS 5, Accounting for Contingencies. We record liabilities for self insured losses under our insurance programs when it becomes probable that an asset has been impaired or a liability has been incurred at the date of our financial statements and the amount of the loss can be reasonably estimated. In 2002, we became self-insured for the first

$250,000, per occurrence, of our general liability claims with regard to 68 of our hotels. We review the adequacy of our reserves for our self-insured claims on a regular basis. Our reserves are intended to cover the estimated ultimate uninsured liability for losses with respect to reported and unreported claims incurred as of the end of each accounting period. These reserves represent estimates at a given accounting date, generally utilizing projections based on claims, historical settlement of claims and estimates of future costs to settle claims. Estimates are also required since there may be reporting lags between the occurrence of the insured event and the time it is actually reported. Because establishment of insurance reserves is an inherently uncertain process involving estimates, currently established reserves may not be sufficient. If our insurance reserves of $2.3 million, at December 31, 2002, for general liability losses are insufficient, we will record an additional expense in future periods. Property and catastrophic losses are event-driven losses and, as such, until a loss occurs and the amount of loss can be reasonably estimated, no liability is recorded. We have recorded no contingent liabilities with regard to property or catastrophic losses at December 31, 2002.

- Credit is extended to hotel guests, and terms of credit range from one day for the clearing of credit card receivables to 30 days for corporate accounts. We make estimates with respect to the collectability of our trade receivables and provide an allowance for doubtful accounts for our estimate of probable losses. Our estimate of losses is based on several factors, including historical losses, the aging of the outstanding receivables, and the financial condition of the customers. If a customer becomes insolvent or files for bankruptcy, we charge-off the entire amount due from that customer. At both December 31, 2002 and 2001, we had an allowance for doubtful accounts of $1.4 million and had recorded bad debt expense of $1.5 million and $1.8 million for the years ended December 31, 2002 and 2001, respectively. No bad debt expense was recorded during the year ended December 31, 2000, as this period was prior to our purchase of the hotel leases. Significant judgments and estimates must be made and used in connection with establishing allowances in any accounting period. Material differences may result in the amount and timing of our allowances for any period if adverse economic conditions cause widespread financial difficulties among our customers, in general. Specifically, additional bankruptcies of other companies in the travel industry, such as airlines, may result in additional charges to bad debt expense.

- SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments. In accordance with this pronouncement, all of our interest rate swap agreements outstanding at December 31, 2002, were designated as fair value hedges because they are hedging our exposure to the changes in the fair value of our fixed rate debt. Our swaps meet the criteria necessary to assume no ineffectiveness of the hedge. These instruments are marked to our estimate of their fair market value through the income statement, but are offset by the change in the estimated fair value of our swapped fixed rate debt. We estimate the fair value of our interest rate swaps and fixed rate debt through the use of a third party valuation. We may use other methods and assumptions to validate the fair market value. At December 31, 2002, our estimate of the fair market value of the interest rate swaps was approximately $7.7 million and represents the amount that we estimate we would currently receive upon termination of these instruments, based on current market rates and reasonable assumptions about relevant future market conditions.

- Our TRSs have cumulative future tax deductions totaling $103.4 million. The gross deferred income tax asset associated with these future tax deductions was $39.3 million. We have recorded a valuation allowance equal to 100% of our $39.3 million deferred tax asset related to our TRSs, because of the uncertainty of realizing the benefit of the deferred tax asset. SFAS 109, "Accounting for Income Taxes," establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. In accordance with SFAS 109 we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event we were to determine that we would be able to realize all or a portion of our deferred tax assets in the future, an adjustment to the deferred tax asset would increase operating income in the period such determination was made.

Recent Accounting Announcements

During the year ended December 31, 2002, we elected early adoption of the provisions of Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145, among other things, rescinds SFAS 4, which required that gains and losses from extinguishments of debt be classified as an extraordinary item, net of related income tax effects. We have reclassified all losses from extinguishment of debt reported in prior periods to be included in income before equity in income of unconsolidated entities, minority interests and gain on sale of assets in the accompanying financial statements to conform to SFAS 145.

The Financial Accounting Standards Board ("FASB") has issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") of the FASB, has set forth in EITF Issue No 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also included (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS 146 will be effective for exit or disposal activities initiated after December 31, 2002. We do not currently expect SFAS 146 to have a material impact on our results of operations and financial position.

The FASB has issued SFAS No. 147, "Acquisitions of Certain Financial Institutions," which is effective for certain transactions arising on or after October 1, 2002. SFAS 147 will have no impact on us.

The FASB has issued SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to a fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have adopted the disclosure requirements of SFAS 148. The Company currently accounts for stock-based employee compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with one of the alternative methods of transition for a voluntary change to a fair value based method of accounting for stock-based employee compensation mandated by SFAS 148, we intend to adopt the "prospective method" as of January 1, 2003. Under this method, compensation expense will be recognized for any new awards issued after December 31, 2002. We do not currently expect the adoption of SFAS 148 to have a material impact on our financial position or results of operations.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34," ("FIN 45") was issued in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We have made the disclosures required by FIN 45.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51" ("FIN 46"), was issued in January 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.

We have no unconsolidated variable interest entities that would be consolidated under the requirements of FIN 46.

Disclosure Regarding Forward Looking Statements

Our 2002 annual report to stockholders includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. The risks, uncertainties and assumptions that may affect our actual results, which are discussed more fully under "Cautionary Factors That May Affect Future Results" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2002, and in our previous filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (collectively, "Cautionary Disclosures"), include: general economic conditions, including the timing and magnitude of any recovery from the current soft economy; future acts of terrorism and the commencement of war in Iraq; the availability of capital; and numerous other factors which may affect results, performance and achievements. The forward looking statements included herein, and all subsequent written and oral forward looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by the Cautionary Disclosures. We undertake no obligation to update any forward-looking statements to reflect future events or circumstances.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
of FelCor Lodging Trust Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows present fairly, in all material respects, the financial position of FelCor Lodging Trust Incorporated at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, effective January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standard 133, "Accounting for Derivative Instruments and Hedging Activities."

PricewaterhouseCoopers LLP

Dallas, Texas
February 3, 2003,
except as to Note 25,
which is as of March 21, 2003

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001
(in thousands)

ASSETS

	2002	2001
Investment in hotels, net of accumulated depreciation of $782,166 in 2002 and $630,962 in 2001	$3,473,452	$3,653,236
Investment in unconsolidated entities	141,943	155,217
Hotels held for sale		38,937
Cash and cash equivalents	66,542	128,742
Accounts receivable, net of allowance for doubtful accounts of $1,413 in 2002 and $1,404 in 2001	48,548	51,276
Deferred expenses, net of accumulated amortization of $13,357 in 2002 and $10,672 in 2001	24,185	31,249
Other assets	25,693	20,828
Total assets	$3,780,363	$4,079,485

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Debt, net of discount of $6,620 in 2002 and $7,768 in 2001	$1,877,134	$1,938,408
Distributions declared but unpaid	14,792	8,172
Accrued expenses and other liabilities	150,385	164,052
Minority interest in FelCor LP, 3,290 and 9,005 units issued and outstanding at December 31, 2002 and 2001, respectively	72,639	236,100
Minority interest in other partnerships	48,596	49,559
Total liabilities	2,163,546	2,396,291
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value, 20,000 shares authorized:		
Series A Cumulative Convertible Preferred Stock, 5,980 and 5,981 shares issued and outstanding at December 31, 2002 and 2001, respectively	149,512	149,515
Series B Cumulative Redeemable Preferred Stock, 68 and 58 shares issued and outstanding at December 31, 2002 and 2001, respectively	169,395	143,750
Common stock, $.01 par value, 200,000 shares authorized and 75,136 and 69,418 shares issued, including shares in treasury, at December 31, 2002 and 2001, respectively	751	694
Additional paid-in capital	2,204,530	2,059,448
Accumulated other comprehensive income	(99)	(376)
Distributions in excess of earnings	(593,834)	(355,391)
Less: Common stock in treasury, at cost, of 16,369 and 16,421 shares at December 31, 2002 and 2001, respectively	(313,438)	(314,446)
Total stockholders' equity	1,616,817	1,683,194
Total liabilities and stockholders' equity	$3,780,363	$4,079,485

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2002, 2001 and 2000
(in thousands, except per share data)

	2002	2001	2000
Revenues:			
Hotel operating revenue	$1,316,313	$1,082,844	
Percentage lease revenue		115,137	$ 536,907
Retail space rental and other revenue	1,646	2,990	3,057
Total revenues	1,317,959	1,200,971	539,964
Expenses:			
Hotel operating expenses	462,293	362,645	
Other property related costs	363,931	290,247	
Management and franchise fees	66,897	57,739	
Taxes, insurance and lease expense	132,138	140,784	92,633
Corporate expenses	13,756	12,678	12,256
Depreciation	152,817	157,692	160,745
Abandoned project costs	1,663	837	
Lease termination costs		36,604	
Merger termination costs		19,919	
Total operating expenses	1,193,495	1,079,145	265,634
Operating income	124,464	121,826	274,330
Interest expense, net:			
Recurring financing	164,294	158,343	156,712
Merger related financing		5,486	
Swap termination expense		7,049	
Charge-off of deferred financing costs	3,222	1,270	3,865
Impairment loss on investment in hotels and hotels held for sale	144,085	7,000	63,000
Income (loss) before equity in income of unconsolidated entities, minority interests and gain on sale of assets	(187,137)	(57,322)	50,753
Equity in income (loss) of unconsolidated entities, including an impairment loss in 2002 of $13,419	(10,127)	7,346	14,820
Minority interests	12,622	7,283	(8,262)
Income (loss) from continuing operations	(184,642)	(42,693)	57,311
Gain on sale of assets	6,061	3,417	4,388
Net income (loss)	(178,581)	(39,276)	61,699
Preferred dividends	(26,292)	(24,600)	(24,682)
Net income (loss) applicable to common stockholders	$ (204,873)	$ (63,876)	$ 37,017
Earnings per share data:			
Basic:			
Income (loss) from continuing operations applicable to common stockholders	$ (3.78)	$ (1.21)	$ 0.67
Net income (loss) applicable to common stockholders	$ (3.78)	$ (1.21)	$ 0.67
Weighted average common shares outstanding	54,173	52,622	55,264
Diluted:			
Income (loss) from continuing operations applicable to common stockholders	$ (3.78)	$ (1.21)	$ 0.67
Net income (loss) applicable to common stockholders	$ (3.78)	$ (1.21)	$ 0.67
Weighted average common shares outstanding	54,173	52,622	55,519
Cash dividends declared on common stock	$ 0.60	$ 1.70	$ 2.20

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2002, 2001 and 2000
(in thousands)

	2002	2001	2000
Net income (loss)	$(178,581)	$ (39,276)	$ 61,699
Cumulative transition adjustment from interest rate swaps		248	
Unrealized holding losses from interest rate swaps		(7,297)	
Losses realized on interest rate swap terminations		7,049	
Foreign currency translation adjustment	277	(376)	
Comprehensive income (loss)	$(178,304)	$ (39,652)	$ 61,699

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2002, 2001, and 2000
(in thousands)

	Preferred Stock	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Distributions in Excess of Earnings	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 1999	$ 295,000	69,291	$ 693	$ 2,138,477		$ (119,385)	$ (139,874)	$ 2,174,911
Issuance of stock awards		18		(4,340)			4,340	
Amortization of stock awards				1,478				1,478
Conversion of operating partnership units into common shares		106	1	1,788				1,789
Conversion of Series A preferred stock	(1,735)			811			924	
Repurchase of common shares							(86,681)	(86,681)
Purchase of options				(1,861)				(1,861)
Contribution of shares in exchange for operating partnership units							(101,874)	(101,874)
Allocation to minority interest				(71,628)				(71,628)
Dividends declared:								
$2.20 per common share						(119,230)		(119,230)
$1.95 per Series A preferred share						(11,744)		(11,744)
$2.25 per Series B depositary preferred share						(12,938)		(12,938)
Net income						61,699		61,699
Other, net				184				184
Balance at December 31, 2000	293,265	69,415	694	2,064,909		(201,598)	(323,165)	1,834,105
Foreign exchange translation					$ (376)			(376)
Issuance of treasury shares				1,920			7,906	9,826
Issuance of stock awards		3		(4,373)			4,373	
Amortization of stock awards				2,093				2,093
Repurchase of common shares							(4,127)	(4,127)
Allocation to minority interest				(5,091)				(5,091)
Dividends declared:								
$1.70 per common share						(89,917)		(89,917)
$1.95 per Series A preferred share						(11,662)		(11,662)
$2.25 per Series B depositary preferred share						(12,938)		(12,938)
Net loss						(39,276)		(39,276)
Other, net				(10)			567	557
Balance at December 31, 2001	293,265	69,418	694	2,059,448	(376)	(355,391)	(314,446)	1,683,194
Foreign exchange translation					277			277
Issuance of Series B preferred stock	25,645			(1,836)				23,809
Issuance of stock awards		5		(1,121)			1,121	
Amortization of stock awards				2,088				2,088
Conversion of preferred stock	(3)			3				
Conversion of operating partnership units into common shares		5,713	57	73,414				73,471
Allocation from minority interest				72,534				72,534
Dividends declared:								
$0.60 per common share						(33,570)		(33,570)
$1.95 per Series A preferred share						(11,662)		(11,662)
$2.25 per Series B depositary preferred share						(14,630)		(14,630)
Net loss						(178,581)		(178,581)
Other, net							(113)	(113)
Balance at December 31, 2002	$ 318,907	75,136	$ 751	$ 2,204,530	$ (99)	$ (593,834)	$ (313,438)	$ 1,616,817

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2002, 2001, and 2000
(in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$(178,581)	$ (39,276)	$ 61,699
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	152,817	157,692	160,745
Gain on sale of assets	(6,061)	(3,417)	(4,388)
Amortization of deferred financing fees	5,297	5,292	4,628
Accretion (amortization) of debt	407	17	(692)
Allowance for doubtful accounts	(9)	220	
Amortization of unearned officers' and directors' compensation	2,088	2,093	1,478
Equity in loss (income) from unconsolidated entities	10,127	(7,346)	(14,820)
Charge-off of deferred financing costs	3,222	1,270	3,865
Lease termination costs		36,604	
Impairment loss on investment in hotels and hotels held for sale	144,085	7,000	63,000
Minority interests	(12,622)	(7,283)	8,262
Changes in assets and liabilities:			
Accounts receivable	4,524	6,847	(9,664)
Deferred expenses	(1,455)	(13,801)	(16,964)
Other assets	(6,253)	1,596	(5,339)
Accrued expenses and other liabilities	(11,750)	(16,543)	25,494
Net cash flow provided by operating activities	105,836	130,965	277,304
Cash flows provided by (used in) investing activities:			
Acquisition of hotels	(49,778)		
Improvements and additions to hotels	(60,793)	(65,446)	(95,235)
Operating cash received in acquisition of lessees		29,731	
Proceeds from sale of assets	29,001	66,330	35,111
Cash distributions from unconsolidated entities	11,310	8,132	25,358
Net cash flow provided by (used in) investing activities	(70,260)	38,747	(34,766)
Cash flows used in financing activities:			
Proceeds from borrowings		1,122,172	997,424
Net proceeds from sale of preferred stock	23,809		
Repayment of borrowings	(62,460)	(1,020,290)	(992,635)
Purchase of treasury stock, stock grants, and assumed stock options	(113)	(4,127)	(88,542)
Proceeds from exercise of stock options		678	
Distributions paid to other partnerships' minority interests	(2,058)	(4,799)	(5,229)
Distributions paid to FelCor LP limited partners	(3,696)	(20,211)	(14,190)
Dividends paid to preferred stockholders	(25,907)	(24,600)	(24,691)
Dividends paid to common stockholders	(27,378)	(115,883)	(124,738)
Net cash flow used in financing activities	(97,803)	(67,060)	(252,601)
Effect of exchange rate changes on cash	27	30	
Net change in cash and cash equivalents	(62,200)	102,682	(10,063)
Cash and cash equivalents at beginning of periods	128,742	26,060	36,123
Cash and cash equivalents at end of periods	$ 66,542	$ 128,742	$ 26,060
Supplemental cash flow information —			
Interest paid	$159,401	$ 164,261	$143,594

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

FelCor Lodging Trust Incorporated, or FelCor, a Maryland corporation, is the nation's second largest hotel real estate investment trust, or REIT. As the sole general partner of, and the owner of greater than 95% partnership interest in, FelCor Lodging Limited Partnership, or FelCor LP, we had ownership interests in the real estate of 183 hotels at December 31, 2002, with nearly 50,000 rooms and suites. All of our operations are conducted solely through FelCor LP or its subsidiaries. At December 31, 2002, we owned a 100% real estate interest in 145 hotels, a 90% or greater interest in entities owning seven hotels, a 60% interest in an entity owning two hotels and 50% interests in unconsolidated entities that own 29 hotels. The operations of 15 of these 29 hotels are included in our consolidated results of operations due to our ownership of the lessee of the hotels.

At December 31, 2002, we had an aggregate of 62,056,414 shares of FelCor common stock, and units of FelCor LP limited partnership interest outstanding.

On January 1, 2001, the REIT Modernization Act, or RMA, went into effect. Among other things, the RMA permits a REIT to form taxable subsidiaries, or TRSs, that lease hotels from the REIT, provided that the hotels continue to be managed by unrelated third parties. Effective January 1, 2001, we completed transactions that resulted in our newly formed TRSs acquiring leases for 96 hotels that were previously leased to either DJONT Operations, L.L.C. and its consolidated subsidiaries, or DJONT, or subsidiaries of Six Continents Hotels. Effective July 1, 2001, we acquired the remaining 88 hotel leases held by Six Continents Hotels. By acquiring these leases through our TRSs, we acquired the economic benefits and risks of the operations of these hotels, and began reporting hotel revenues and expenses rather than percentage lease revenues.

Through the ownership of our operating lessees, where we have a majority ownership interest, we consolidate the operating revenues and expenses of 169 of our hotels. We have 50% unconsolidated interests in the operating revenues and expenses of the remaining 14 hotels, which are accounted for using the equity method. The following table provides a schedule of our 169 consolidated hotel operations, by brand, at December 31, 2002:

Brand	
Hilton Hotels Corporation, or Hilton, brands:	
Embassy Suites Hotels®	59
Doubletree® and Doubletree Guest Suites®	13
Hampton Inn®	7
Hilton Suites®	1
Homewood Suites®	1
Six Continents Hotels brands:	
Holiday Inn®	39
Crowne Plaza® and Crowne Plaza Suites®	18
Holiday Inn Select®	10
Holiday Inn Express®	3
Starwood Hotels & Resorts Worldwide Inc., or Starwood, brands:	
Sheraton® and Sheraton Suites®	10
Westin®	1
Other brands	7
Total hotels	169

1. Organization — (continued)

At December 31, 2002, the operations of our 169 hotels were located in the United States (35 states) and Canada (six hotels), with a concentration in Texas (36 hotels), California (19 hotels), Florida (16 hotels) and Georgia (12 hotels). Approximately 51% of our hotel room revenues were generated from hotels in these four states.

At December 31, 2002 of the 169 hotels, (i) subsidiaries of Six Continents Hotels managed 82, (ii) subsidiaries of Hilton managed 72, (iii) subsidiaries of Starwood managed 11, (iv) subsidiaries of Interstate Hotels Corporation, or IHC, managed two, and (v) two independent management companies managed two.

Certain reclassifications have been made to prior period financial information to conform to the current period's presentation, with no effect to our previously reported net income (loss) or stockholder's equity.

2. Summary of Significant Accounting Policies

Principles of Consolidation — Our accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which we exercise control, and for which control is other than temporary. Intercompany transactions and balances are eliminated in consolidation. Investments in unconsolidated entities (50 percent owned ventures) are accounted for by the equity method.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment in Hotels — Our hotels are stated at cost and are depreciated using the straight-line method over estimated useful lives of 40 years for buildings, 15 to 20 years for improvements and three to seven years for furniture, fixtures, and equipment.

We periodically review the carrying value of each of our hotels to determine if circumstances exist indicating an impairment in the carrying value of the investment in the hotel or that depreciation periods should be modified. If facts or circumstances support the possibility of impairment, we will prepare a projection of the undiscounted future cash flows, without interest charges, of the specific hotel and determine if the investment in such hotel is recoverable based on the undiscounted future cash flows. If impairment is indicated, we will make an adjustment to the carrying value of the hotel based on discounted future cash flows.

Maintenance and repairs are expensed and major renewals and betterments are capitalized. Upon the sale or disposition of a fixed asset, the asset and related accumulated depreciation are removed from our accounts and the related gain or loss is included in operations.

Investment in Unconsolidated Entities —We own a 50% interest in various real estate ventures in which the partners or members jointly make all material decisions concerning the business affairs and operations, additionally, we also own a preferred equity interest in two of these real estate ventures. As we do not control these entities, we carry our investment in unconsolidated entities at cost, plus our equity in net earnings or losses, less distributions received since the date of acquisition, less any adjustment for impairment. Our equity in net earnings or losses is adjusted for the straight-line depreciation, over the lower of 40 years or the remaining life of the venture, of the difference between our cost and our proportionate share of the underlying net assets at the date of acquisition. Our investment in unconsolidated entities is periodically reviewed for other than temporary declines in market value. Any decline that is not expected to recover in the next 12 months is considered other than temporary and an impairment is recorded as a reduction in the

2. Summary of Significant Accounting Policies — (continued)

carrying value of the investment. Estimated fair values are based on our projections of cash flows and market capitalization rates.

Hotels Held for Sale — We classify any hotel that meets the held for sale criteria of Statement of Financial Accounting Standards ("SFAS") 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," as held for sale. We adopted SFAS 144 in 2002, and at December 31, 2002, we had no hotels held for sale under this new standard. At December 31, 2002, we transferred six of our hotels designated as held for sale, into investment in hotels at the lower of estimated fair value at that date or the depreciated value that would have been the carrying value of these hotels had we not ceased depreciation once they were transferred to our held for sale portfolio. No adjustment to carrying value was required upon the transfer of these six hotels into investment in hotels. We will resume the depreciation of these hotels effective January 1, 2003. We had no discontinued operations in or prior to 2002 under SFAS 144, because all sales related to assets that either did not meet the definition of a component or were designated as held for sale prior to the adoption of SFAS 144.

Cash and Cash Equivalents — All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. Included in cash and cash equivalents is $16.4 million and $13.2 million in 2002 and 2001, respectively, which is held in escrow under certain of our debt agreements.

We place cash deposits at major banks. Our bank account balances may exceed the Federal Depository Insurance Limits of $100,000; however, management believes the credit risk related to these deposits is minimal.

Deferred Expenses — Deferred expenses, consisting primarily of loan costs, are recorded at cost. Amortization is computed using a method that approximates the interest method over the maturity of the related debt. In 2002, we early adopted the provisions of SFAS 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Under SFAS 145, losses from the extinguishment of debt are no longer considered extraordinary. The charge-offs of deferred financing costs in 2001 of $1.3 million and in 2000 of $3.9 million have been reclassified from an extraordinary loss to a component of continuing operations in the accompanying consolidated statements of operations, consistent with the 2002 treatment.

Other Assets — Other assets consist primarily of hotel operating inventories, prepaid expenses and deposits.

Revenue Recognition — Prior to January 2001, our principal source of revenue was from percentage lease revenue. Percentage lease revenue was comprised of fixed base rent and percentage rent based on room revenues above certain annual thresholds. All annual thresholds were based on periods ending December 31. We recognized base rent as income on the straight-line basis and percentage rent when annual thresholds were met. At December 31, 2002, we had no hotels leased to third parties.

Beginning in January 2001, in conjunction with the effectiveness of the RMA, we started acquiring our lessees and leases and began to earn room revenue, food and beverage revenue and other revenue through the operations of our hotels. We recognize these revenues as the hotel services are performed.

Foreign Currency Translation — Results of operations for our Canadian hotels are maintained in Canadian dollars and translated using the average exchange rates during the period. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Resulting translation adjustments are reflected in accumulated other comprehensive income.

2. Summary of Significant Accounting Policies — (continued)

Capitalized Cost — We capitalize interest and certain other costs, such as property taxes, land leases, and property insurance relating to hotels undergoing major renovations and redevelopments. Such costs capitalized in 2002, 2001, and 2000, were approximately $1.4 million, $1.2 million and $2.0 million, respectively.

Net Income (Loss) Per Common Share — We compute basic earnings per share by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding. We compute diluted earnings per share by dividing net income (loss) available to common stockholders by the weighted average number of common shares and equivalents outstanding. Common stock equivalents represent shares issuable upon exercise of stock options and unvested officers' restricted stock grants.

At December 31, 2002, 2001, and 2000, our Series A Cumulative Preferred Stock, or Series A preferred stock, if converted to common shares, would be antidilutive; accordingly we do not assume conversion of the Series A preferred stock in the computation of diluted earnings per share. At December 31, 2002, 2001, and 2000, the majority of stock options granted are not included in the computation of diluted earnings per share because the average market price of the common stock during each respective year exceeded the exercise price of the options.

Stock Compensation — We apply APB Opinion 25 and related interpretations in accounting for our stock based compensation plans. In 1995, SFAS 123, "Accounting for Stock-Based Compensation," was issued, which, if fully adopted by us, would have changed the methods we apply in recognizing the cost of the plans. Adoption of the cost recognition provisions of SFAS 123 is optional, and we have decided to adopt the provisions of SFAS 123 beginning in the first quarter of 2003. Had the compensation cost for our stock-based compensation plans been determined in accordance with SFAS 123, our net income or loss and net income or loss per common share for 2002, 2001, and 2000 would approximate the pro forma amounts below (in thousands, except per share data):

	December 31, 2002		December 31, 2001		December 31, 2000	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
SFAS 123 charge		$ 2,617		$ 2,704		$ 1,965
APB 25 charge	$ 2,088		$ 2,093		$ 1,478	
Income (loss) from continuing operations and net income (loss) applicable to common stockholders	$(204,873)	$(205,402)	$(63,876)	$(64,487)	$37,017	$36,530
Diluted net income (loss) applicable to common stockholders per common share	$ (3.78)	$ (3.79)	$ (1.21)	$ (1.23)	$ 0.67	$ 0.66

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts.

Derivatives — On January 1, 2001, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income, depending on whether the derivative instrument qualifies as a hedge for accounting purposes and the nature of the hedging activity.

Upon adoption of SFAS 133, on January 1, 2001, we recorded the fair value of our interest rate swap agreements, having a notional value of $250 million, as an asset of $248,000 with a corresponding credit to accumulated other comprehensive income reported in stockholders' equity.

2. Summary of Significant Accounting Policies — (continued)

Segment Information — SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," requires the disclosure of selected information about operating segments. Based on the guidance provided in the standard, we have determined that our business is conducted in one operating segment.

Distributions and Dividends — We and FelCor LP have historically paid regular quarterly distributions on our common stock and partnership units. Additionally, we have paid regular quarterly dividends on our preferred stock in accordance with our preferred stock dividend requirements. Our ability to make distributions is dependent on our receipt of quarterly distributions from FelCor LP, and FelCor LP's ability to make distributions is dependent upon the results of operations of our hotels.

For 2002, we paid common dividends of $0.60 per common share, $1.95 per share of our Series A preferred stock, and $2.25 per depositary share evidencing our 9% Series B Redeemable Preferred Stock, or Series B preferred stock.

Minority Interests — Minority interests in FelCor LP and other consolidated subsidiaries represents the proportionate share of the equity in FelCor LP and other consolidated subsidiaries not owned by us. We allocate income and loss to minority interest based on the weighted average percentage ownership throughout the year.

Income Taxes — We have elected to be treated as a REIT under Sections 856 to 860 of the Internal Revenue Code. Prior to January 1, 2001, we, as a REIT, were not subject to federal income taxes. Under the RMA that became effective January 1, 2001, we generally lease our hotels to wholly-owned TRSs that are subject to federal and state income taxes. We account for income taxes in accordance with the provisions of Statement of Financial Accounting Standards 109. Under SFAS 109, we account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

3. Acquisition of Hotel Leases

As a result of the passage of the RMA, effective January 1, 2001, we acquired 100% of DJONT, which owned leases on 85 of our hotels, and contributed it to a TRS. In consideration, FelCor LP issued 416,667 of its units, valued at approximately $10 million, and we assumed DJONT's accumulated stockholders' deficit of $25 million, which we expensed as lease termination cost in 2001. On January 1, 2001, we acquired from Six Continents Hotels the leases covering 11 hotels, terminated one additional lease in connection with the sale of the related hotel and terminated the 12 related management agreements in exchange for 413,585 shares of our common stock valued at approximately $10 million. Of this $10 million in consideration, we expensed approximately $2 million as lease termination costs in 2001 and $8 million in 2000, in connection with the designation of certain of these hotels as held for sale. Of the 11 hotels, two have been sold, eight have been contributed to a joint venture with IHC, and one has been classified as held for investment.

3. Acquisition of Hotel Leases — (continued)

We purchased certain assets and assumed certain liabilities in connection with the acquisition of the leases on these 96 hotels. The fair values of the acquired assets and liabilities at January 1, 2001, are as follows (in thousands):

Cash and cash equivalents	$25,300
Accounts receivable	30,214
Other assets	17,318
Total assets acquired	72,832
Accounts payable	18,656
Due to FelCor Lodging Trust	30,687
Accrued expenses and other liabilities	40,372
Total liabilities assumed	89,715
Liabilities assumed in excess of assets acquired	16,883
Value of common stock and FelCor LP units issued	19,721
Lease termination costs	$36,604

We acquired the remaining 88 hotel leases held by Six Continents Hotels on July 1, 2001. In consideration for the acquisition of these leases, we entered into long-term management agreements with Six Continents Hotels with regard to these hotels, and issued to Six Continents Hotels 100 shares of our common stock. The management fees payable to Six Continents Hotels include compensation to Six Continents Hotels for both management services and the acquisition of the 88 leases and, as such, are higher than we pay to other managers for comparable services. Management fees payable under these management contracts will be expensed as incurred.

We purchased certain assets and acquired certain liabilities with the acquisition of the 88 hotel leases. The fair value of the acquired assets and liabilities at July 1, 2001, are as follows (in thousands):

Cash and cash equivalents	$ 4,431
Accounts receivable	30,964
Other assets	6,941
Total assets acquired	$42,336
Accounts payable	$ 7,660
Accrued expenses and liabilities	34,676
Total liabilities assumed	$42,336

4. Investment in Hotels

Investment in hotels at December 31, 2002 and 2001, consists of the following (in thousands):

	2002	2001
Building and improvements	$3,399,151	$3,479,682
Furniture, fixtures and equipment	492,750	446,287
Land	353,972	346,468
Construction in progress	9,745	11,761
	4,255,618	4,284,198
Accumulated depreciation	(782,166)	(630,962)
	$3,473,452	$3,653,236

On July 12, 2002, we acquired the 208-suite SouthPark Suite Hotel in Charlotte, North Carolina for $14.5 million. We converted this hotel to a Doubletree Guest Suites hotel in October 2002. We entered into a 15-year management agreement with Hilton for the hotel concurrent with the acquisition closing. We utilized excess cash on hand to acquire the hotel.

4. **Investment in Hotels — (continued)**

On July 19, 2002, we acquired the 385-room Wyndham® resort and a lease on the Arcadian Shores Golf Club in Myrtle Beach, South Carolina. We intend to convert this hotel to a Hilton hotel in April 2003. We purchased this hotel, adjacent land and a leasehold interest in the golf course for $35.3 million. We entered into a 15-year management agreement with Hilton for the hotel concurrent with the acquisition closing. We utilized excess cash on hand to acquire this hotel.

In June 2002, we sold retail space associated with the Allerton Hotel located in Chicago, Illinois, for net proceeds of $16.7 million and recorded a net gain of approximately $5.1 million. In addition, in 2002 we also recognized a $0.2 million gain related to the condemnation of land adjacent to one of our hotels.

In 2001, we received $3.9 million from the condemnation of three parcels of land and recorded a gain of $2.9 million. In 2001, we sold an undeveloped parcel of land adjacent to one of our hotels in Atlanta and recorded a gain of $0.5 million.

In 2000, we sold two hotels for $33.8 million, recognizing a gain of $2.6 million, and vacant excess land and a billboard for $2.3 million, recognizing a gain of $1.8 million.

5. **Hotels Held for Sale**

In 2000, we identified 25 hotels that we considered non-strategic and announced our intention to sell such hotels. In connection with the decision to sell these hotels, in 2000 we recorded an impairment charge of $63 million representing the difference between the net book value and the then estimated fair market value of these hotels. In 2001, we recognized an additional $7 million impairment charge to reflect the deterioration of the market value of the then remaining 13 hotels held for sale. The net valuation allowance on these 13 hotels held for sale as of December 31, 2001 was $39.1 million. At December 31, 2002, we transferred the remaining six hotels to hotels held for investment. No depreciation expense has been recorded on these hotels since June 30, 2000; however, since we transferred these hotels to held for investment, depreciation of these six hotels resumed on January 1, 2003.

During 2000, one of these hotels was sold and we recognized a gain of approximately $0.1 million, included in the total gains recognized in 2000 discussed previously.

In March 2001, we contributed eight of the hotels held for sale to a joint venture in which we retain a 50% equity interest and an affiliate of IHC holds the other 50% equity interest. We contributed hotels with a book value of approximately $77 million, and received net cash proceeds of approximately $52 million. We retained an $8 million common equity interest and a $16.6 million preferred equity interest paying 8.85%. No gain or loss was recorded in connection with this transaction. We also made a loan of approximately $4 million to IHC, secured by its interest in the venture.

In June 2001, we sold the 140-room Hampton Inn located in Marietta, Georgia, for a net sales price of $7 million. In September 2001, we sold the 119-room Hampton Inn located in Jackson, Mississippi, for a net sales price of $4 million. In November 2001, we sold the 129-room Doubletree Hotel located in Tampa, Florida for a net sales price of $3 million. We recorded no gain or loss from these sales.

We sold our 183-room Doubletree Guest Suites hotel in Boca Raton, Florida, in April 2002, and received net sales proceeds of $6.5 million. We recorded a net gain of approximately $0.8 million on the sale.

In August 2002, we contributed five of the hotels held for sale, located in Kansas, to a joint venture in which we retain a 50% equity interest and an independent hotel company holds the other 50% equity interest. We received net cash proceeds of approximately $4.4 million and retained a $1.4 million common equity

5. Hotels Held for Sale — (continued)

interest and a $6.3 million preferred equity interest paying 8.19%. Also in August 2002, we sold our 71-room Holiday Inn Express hotel in Colby, Kansas, receiving net proceeds of $1.7 million. We recorded no gain or loss in connection with these transactions as the proceeds received approximated the book value of the properties.

Revenues related to the hotels held for sale, less costs associated with those assets, were included in our results of operations for the year ended December 31, 2002, 2001, and 2000, and represented net income of approximately $0.1 million, $11 million, and $16 million, (net of $3 million in depreciation expense for 2000), respectively.

6. Investment in Unconsolidated Entities

We owned 50% interests in joint venture entities that owned 29 hotels at December 31, 2002, and 24 hotels at December 31, 2001. We also owned a 50% interest in entities that own an undeveloped parcel of land, provides condominium management services, develops condominiums in Myrtle Beach, South Carolina, and leases 13 hotels. We account for our investments in these unconsolidated entities under the equity method.

Summarized unaudited combined balance sheet information for 100% of these unconsolidated entities is as follows (in thousands):

	December 31,	
	2002	2001
Investment in hotels	$383,249	$365,802
Total assets	$408,979	$392,387
Debt	$278,978	$266,238
Total liabilities	$279,887	$276,355
Equity	$129,854	$116,032

Debt of our unconsolidated entities at December 31, 2002, consisted of $267.4 million of non-recourse mortgage debt. It also included $6.0 million of mortgage debt guaranteed by us and $5.7 million of mortgage debt guaranteed by Hilton, one of our joint venture partners. The debt guaranteed by us consisted primarily of 50% of a loan related to the construction of a residential condominium project in Myrtle Beach, South Carolina. The loan commitment is for $97.6 million of which approximately $11.4 million was outstanding as of December 31, 2002. Our guarantee reduces from 50% to 25% of the outstanding balance when the condominium project is completed and receives a certificate of occupancy, which we expect to occur in late 2004. Our guarantee is a payment guarantee and will trigger in the event that the joint venture fails to pay interest or principal due under the debt agreement. The loan matures in August 2005 and bears interest at LIBOR plus 200 basis points. As of December 31, 2002, we have not established any liability related to our guarantees of debt because it is not probable that we will be required to perform under these guarantees.

6. Investment in Unconsolidated Entities — (continued)

Summarized unaudited combined statement of operations information for 100% of these unconsolidated entities is as follows (in thousands):

	2002	2001	2000
Total revenues	$84,926	$82,776	$80,761
Net income	$ 8,818	$17,498	$30,729
Net income attributable to FelCor	$ 4,409	$ 8,749	$16,962
Preferred return	1,341	1,103	
Depreciation of cost in excess of book value	(2,458)	(2,506)	(2,142)
Impairment loss	(13,419)		
Equity in income (loss) from unconsolidated entities	$(10,127)	$ 7,346	$14,820

A summary of the components of our investment in unconsolidated entities as of December 31, 2002 and 2001, is as follows:

	2002	2001
Hotel investments	$141,403	$153,052
Land and condominium investments	2,452	2,802
Hotel lease investments	(1,912)	(637)
	$141,943	$155,217

This investment included net preferred interests, including unpaid preferred returns, of $23.8 million and $17.7 million as of December 31, 2002 and 2001, respectively. We cease the accrual of preferred returns if it becomes probable that the returns will not be realized. Under this policy, we did not recognize $0.4 million of owed but unpaid preferred returns during the year ended December 31, 2002.

A summary of the components of our equity in income (loss) of unconsolidated entities for the years ended December 31, 2002, 2001, and 2000, are as follows:

	2002	2001	2000
Hotel investments, including an impairment loss in 2002 of $13,419	$ (8,852)	$7,983	$11,577
Net gain on sale of condominium project			3,243
Hotel lessee operations	(1,275)	(637)	
	$(10,127)	$7,346	$14,820

7. Debt

Debt at December 31, 2002 and 2001, consists of the following (in thousands):

	Collateral[a]	Interest Rate at December 31, 2002	Maturity Date	2002	2001
Floating Rate Debt:					
Line of credit	None	4.48%	October 2004		$ 49,674
Publicly-traded term notes-swapped	None	4.59[b]	October 2004	$ 174,760	174,633
Publicly-traded term notes-swapped	None	4.99[b]	October 2007	25,000	
Promissory note	None	3.44	June 2016	650	650
Total floating rate debt[c]		4.73		200,410	224,957
Fixed Rate Debt:					
Publicly-traded term notes	None	7.63	October 2007	99,518	124,419
Publicly-traded term notes	None	9.50	September	596,195	595,525
Publicly-traded term notes	None	8.50	June 2011	297,907	297,655
Mortgage debt	15 hotels	7.24	November 2007	134,738	137,541
Mortgage debt	7 hotels	7.54	April 2009	94,288	95,997
Mortgage debt	6 hotels	7.55	June 2009	70,937	72,209
Mortgage debt	7 hotels	8.73	May 2010	140,315	142,254
Mortgage debt	8 hotels	8.70	May 2010	180,534	182,802
Mortgage debt	6 hotels	7.20	2003 – 2005	54,993	57,008
Other	1 hotel	9.10	2010	7,299	8,041
Total fixed rate debt[c]		8.61		1,676,724	1,713,451
Total debt[c]		8.18%		$1,877,134	$1,938,408

(a) At December 31, 2002, we had unencumbered investments in hotels with a net book value totaling $2.3 billion.

(b) At December 31, 2002, our $175 million publicly-traded notes due October 2004 and $25 million of our publicly traded notes due October 2007, were matched with interest rate swap agreements that effectively converted the fixed interest rate on the notes to a floating interest rate tied to LIBOR. The differences to be paid or received by us under the terms of the interest rate swap agreements are accrued as interest rates change and recognized as an adjustment to interest expense. The interest rate swaps decreased interest expense by $4 million during 2002.

(c) Calculated based on the weighted average of outstanding debt as of December 31, 2002.

All of our floating rate debt at December 31, 2002, was based upon LIBOR (1.39% as of December 31, 2002).

We reported interest expense net of interest income of $2.1 million, $2.9 million and $1.9 million and capitalized interest of $0.8 million, $0.8 million and $1.1 million, for the years ended December 31, 2002, 2001 and 2000, respectively.

Interest expense associated with the $300 million in senior debt that was repaid in October 2001, relating to our terminated merger with MeriStar Hospitality Corporation, or MeriStar, was $5.5 million, and is presented net of $2.9 million of interest income from the proceeds of the senior notes held in escrow, during the year ended December 31, 2001.

We charged off $3.2 million of unamortized deferred costs as a result of a reduction of the line of credit commitments in 2002. In 2001, we recorded charge-offs of $0.2 million and $1 million of unamortized costs related to the prepayment of floating rate debt and the renewal of the line of credit, respectively. Also in 2000, we recorded charge-offs of $0.6 million and $3.3 million of unamortized costs related to the reduction of the line of credit and the repayment of a $375 million floating rate senior term loan, respectively.

7. Debt — (continued)

On January 11, 2001, we completed the private placement of $100 million in 9½% senior unsecured notes that mature in September 2008. These notes were issued at a premium to yield an effective rate of 9⅞%. The proceeds were used initially to pay down our line of credit. In October 2001, we exchanged the $100 million in privately placed senior notes for notes with identical terms that are registered under the Securities Act of 1933.

In June 2001, we completed the private placement of $600 million in 8½% senior unsecured notes that mature in 2011. We placed approximately $315 million of the proceeds in escrow, pending the closing or termination of the merger with MeriStar. The remaining proceeds were used to pay down the line of credit and other floating rate debt. In October 2001, as the result of the merger termination, in accordance with the requirements of the indenture governing these notes, we redeemed $300 million in principal amount of these notes. The redemption price was 101% of the principal amount redeemed plus accrued interest and was paid out of the $315 million in escrowed funds. In October 2001, we exchanged the remaining privately placed notes for notes with identical terms that were registered under the Securities Act of 1933.

In June 2001, in connection with the issuance of fixed rate senior notes and the subsequent prepayment of floating rate debt, we terminated $200 million of interest rate swaps, resulting in a $4.8 million swap termination cost recorded in the second quarter.

In December 2001, we completed the private placement of $100 million in 9½% senior unsecured notes that mature in September 2008. These notes were issued at a discount to yield 9.6%. The proceeds were used initially to pay down our line of credit. In connection with the issuance of these notes and the prepayment of floating rate debt, we terminated $50 million of interest rate swaps resulting in a $2.2 million swap termination cost during the fourth quarter of 2001.

In 2002, we entered into two amendments to our line of credit. In June 2002, we amended our line of credit to relax covenant levels to provide us with greater financial flexibility. In December 2002, we further amended our line of credit to relax covenant levels and reduce the line to $300 million from $615 million. The maturity of the line of credit remains at October 31, 2004, but we have the right to extend the maturity date for two consecutive one-year periods, subject to certain conditions. We charged-off $3.2 million of unamortized deferred financing costs associated with the reduction in our line of credit. Although we were in compliance with our existing covenants prior to the amendments, it was necessary to amend the line of credit in anticipation of a continued negative RevPAR environment. The amended line allows for the relaxation of certain financial covenants through the maturity date, with a step-up in covenants on June 30, 2004, including the unsecured interest coverage, fixed charge coverage, secured leverage, and total leverage tests. The interest rate remains on the same floating rate basis with a tiered spread based on our debt leverage ratio, but with an added tier to reflect the higher permitted leverage. There was no amount outstanding under the facility at December 31, 2002.

In addition to financial covenants, our line of credit includes certain other affirmative and negative covenants, including: Restrictions on our ability to create or acquire wholly-owned subsidiaries; restrictions on the operation/ownership of our hotels; limitations on our ability to lease property or guarantee leases of other persons; limitations on our ability to make restricted payments (such as distributions on common and preferred stock, share repurchases and certain investments); limitations on our ability to merge or consolidate with other persons, issue stock of our subsidiaries and sell all or substantially all of our assets; restrictions on our ability to construct new hotels or acquire hotels under construction; limitations on our ability to change the nature of our business; limitations on our ability to modify certain instruments; limitations on our ability to create liens; limitations on our ability to enter into transactions with affiliates; and limitations on our ability to enter into joint ventures. Under the most recent amendment to our line of credit, at higher permitted leverage

7. Debt — (continued)

levels we agreed to certain more stringent limitations on acquisitions, restricted payments and discretionary capital expenditures. At December 31, 2002, we were in compliance with all covenants under our line of credit.

If RevPAR declines continue or become more severe, we may be unable to satisfy all of the covenant requirements under our line of credit. In such an event, we may need to obtain further amendments from our lenders or seek other sources of financing. Further amendments to our line of credit, if any, may result in additional restrictions on our financial flexibility.

Failure to satisfy one or more of the financial or other covenants under our line of credit could result in an event of default, notwithstanding our ability to meet our debt service obligations. Other events of default under our line of credit include a default in the payment of other recourse indebtedness in the amount of $10 million or more, bankruptcy and a change of control.

Our other borrowings contain affirmative and negative covenants that are generally equal to or less restrictive than the line of credit. Most of our mortgage debt is non-recourse to us and contains provisions allowing for the substitution of collateral upon satisfaction of certain conditions. Most of our mortgage debt is prepayable, subject to various prepayment penalties, yield maintenance or defeasance obligations.

Our publicly traded senior unsecured notes require that we satisfy a total leverage, a secured leverage and an interest coverage test in order to incur additional indebtedness, except under our line of credit or to refinance maturing debt with replacement debt, as defined in our senior unsecured note indenture; to pay dividends in excess of the minimum dividend required to meet the REIT qualification test; to repurchase stock; or to merge. As of December 31, 2002, and the date of this filing, we have satisfied all such incurrence tests. In addition, the interest rate on $900 million of our senior debt increases by 50 basis points if two major rating agencies downgrade our debt below certain levels.

Future scheduled principal payments on debt obligations at December 31, 2002, are as follows (in thousands):

Year	
2003	$ 35,118
2004	189,228
2005	42,606
2006	14,217
2007	258,428
2008 and thereafter	1,344,157
	1,883,754
Discount accretion over term	(6,620)
	$1,877,134

8. Derivatives

On the date we enter into a derivative contract, we designate the derivative as a hedge to the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), or the exposure to variable cash flows of a forecasted transaction (referred to as a cash flow hedge). We have entered into both types of derivative contracts. For a fair value hedge the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. For a cash flow hedge the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective

8. Derivatives — (continued)

portion of the gain or loss is reported in earnings immediately. At December 31, 2002, all of our derivative contracts are fair value hedges.

We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or specific firm commitments. We also formally assess (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows or fair values of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When we determine that a derivative is not (or has ceased to be) highly effective as a hedge, we discontinue hedge accounting prospectively, as discussed below.

In the normal course of business, we are exposed to the effect of interest rate changes. We limit these risks by following established risk management policies and procedures including the use of derivatives. It is our objective to use interest rate hedges to manage our fixed and floating interest rate position and not to engage in speculation on interest rates. We manage interest rate risk based on the varying circumstances of anticipated borrowings, and existing floating and fixed rate debt, including our revolving line of credit. We will generally seek to pursue interest rate risk mitigation strategies that will result in the least amount of reported earnings volatility under generally accepted accounting principles, while still meeting strategic economic objectives and maintaining adequate liquidity and flexibility. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To manage the relative mix of our debt between fixed and variable rate instruments, at December 31, 2002, we had entered into interest rate swap agreements with four financial institutions with a notional value of $200 million. These interest rate swap agreements modify a portion of the interest characteristics of our outstanding fixed rate debt, without an exchange of the underlying principal amount, and effectively convert fixed rate debt to a variable rate.

To determine the fair values of our derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

The interest rate swap agreements held at December 31, 2002, are designated as fair value hedges, are marked to market through the income statement, but are offset by the change in fair value of our swapped outstanding fixed rate debt. The estimated unrealized net gain on these interest rate swap agreements was approximately $7.7 million at December 31, 2002, and represents the amount we would receive if the agreements were terminated based on current market rates. At December 31, 2001, we had a net unrealized loss of $1.5 million related to these agreements.

The fixed rates we will receive and the variable rate we will pay under these swaps as of December 31, 2002, are summarized in the following table:

Swap Maturity	Notional Amount (in millions)	Number of Swaps	Weighted-average Spread Paid in Excess of LIBOR	Fixed Rate Received
October 2004	$175	5	3.2043%	7.3750%
October 2007	25	1	3.5675%	7.6250%
	$200			

8. Derivatives — (continued)

The differences to be paid or received by us under the terms of the interest rate swap agreements are accrued as interest rates change and we recognize them as an adjustment to interest expense, pursuant to the terms of our interest rate swap agreement; they will have a corresponding effect on our future cash flows. Under interest rate swaps then in force, we received $4 million during 2002, paid $0.5 million in 2001 and received $1.8 million during 2000. Agreements such as these contain a credit risk in that the counterparties may be unable to meet the terms of the agreement. We minimize that risk by evaluating the creditworthiness of our counterparties, who are limited to major banks and financial institutions, and we do not anticipate nonperformance by the counterparties. The credit ratings for the financial institutions that are counterparties to the interest rate swap agreements range from A to AA-.

9. Fair Value of Financial Instruments

SFAS 107 requires disclosures about the fair value of all financial instruments, whether or not recognized for financial statement purposes. Disclosures about fair value of financial instruments are based on pertinent information available to management as of December 31, 2002. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Our estimates of the fair value of (i) accounts receivable, accounts payable and accrued expenses approximate carrying value due to the relatively short maturity of these instruments; (ii) notes receivable approximate carrying value based upon effective borrowing rates for issuance of debt with similar terms and remaining maturities; (iii) the borrowings under our line of credit approximate carrying value because these borrowings accrue interest at floating interest rates based on market; and (iv) our interest rate swaps and the hedged debt are recorded at estimates of fair value. The estimated fair value of our debt of $1.9 billion is $1.7 billion at December 31, 2002, based on current market interest rates estimated by us for similar debt with similar maturities.

10. Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our taxable income to our stockholders. We currently intend to adhere to these requirements and maintain our REIT status. As a REIT, we generally will not be subject to corporate level federal income taxes on net income we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property and to federal income and excise taxes on our undistributed taxable income. In addition, taxable income from non-REIT activities managed through TRSs is subject to federal, state and local taxes.

Under the RMA, which became effective January 1, 2001, we generally lease our hotels to wholly-owned TRSs that are subject to federal and state income taxes. We account for income taxes in accordance with the provisions of SFAS 109, "Accounting for Income Taxes." Under SFAS 109, we account for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. At December 31, 2002 and 2001, our

10. Income Taxes — (continued)

TRS had a deferred tax asset, prior to any valuation allowance, primarily comprised of the following (in thousands):

	2002	2001
Accumulated net operating losses of our TRS	$30,986	$ 8,983
Accrued employee benefits	7,746	8,877
Bad debt allowance	537	534
Gross deferred tax asset	39,269	18,394
Valuation allowance	(39,269)	(18,394)
Net deferred tax asset	$ --	$ --

We have provided a 100% valuation allowance against this asset as of December 31, 2002 and 2001, due to the uncertainty of realization and, accordingly, no provision or benefit for income taxes is reflected in the accompanying Consolidated Statements of Operations.

Reconciliation between GAAP net income or loss and taxable income:

The following table reconciles GAAP net income or loss to taxable income for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	2002	2001	2000
GAAP net income (loss)	$(178,581)	$ (39,276)	$ 61,699
GAAP net loss/(income) of taxable subsidiaries[a]	54,986	33,212	(3,243)
GAAP net income (loss) from REIT operations[b]	(123,595)	(6,064)	58,456
Book/tax differences, net:			
Depreciation and amortization[c]	32,719	34,746	(4,091)
Minority interests	(19,780)	(18,680)	(8,894)
Gains (losses) from capital transactions	(4,681)	(4,849)	(830)
Lease termination costs not deductible for tax		36,604	
Impairment loss not deductible for tax	157,505	7,000	63,000
Other	1,354	2,751	9,626
Taxable income subject to distribution requirement[d]	$ 43,522	$ 51,508	$117,267

(a) 2002 and 2001 reflect a net loss from our TRSs, while 2000 reflects the net income or loss of our qualified REIT subsidiary.

(b) All adjustments to GAAP net income (loss) from REIT operations are net of amounts attributable to minority interest, TRSs and qualified REIT subsidiaries.

(c) The changes in book/tax differences in depreciation and amortization principally result from book and tax basis differences, differences in depreciable lives, and accelerated depreciation methods used for tax.

(d) The dividend distribution requirement was 90% in 2002 and 2001 and 95% in 2000.

If we sell any asset acquired from Bristol Hotel Company, or Bristol, within 10 years after our merger with Bristol, and we recognize a taxable gain on the sale, we will be taxed at the highest corporate rate on an amount equal to the lesser of the amount of gain that we recognize at the time of the sale or the amount of gain that we would have recognized if we had sold the asset at the time of the Bristol merger for its then fair market value. The sales of Bristol hotels that have been made to date have not resulted in any material amount of tax

10. Income Taxes — (continued)

liability. If we are successful in selling the hotels that we have designated as non-strategic, the majority of which are Bristol hotels, we could incur corporate income tax with respect to the related built in gain, the amount of which cannot yet be determined.

Characterization of distributions:

For income tax purposes, distributions paid consist of ordinary income, capital gains, return of capital or a combination thereof. For the years ended December 31, 2002, 2001 and 2000, distributions paid per share were characterized as follows:

	2002		2001		2000	
	Amount	Mix	Amount	Mix	Amount	Mix
Common Stock						
Ordinary income	$0.42	70.10%	$0.94	55.01%	$2.20	100%
Return of capital	0.18	29.90	0.76	44.99		
	$0.60	100.00%	$1.70	100.00%	$2.20	100%
Preferred Stock – Series A						
Ordinary income	$1.95	100.00%	$1.95	100.00%	$1.95	100%
Preferred Stock – Series B						
Ordinary income	$2.25	100.00%	$2.25	100.00%	$2.25	100%

11. Capital Stock

As of December 31, 2002, we had approximately $920 million of common stock, preferred stock, debt securities, and/or common stock warrants available for offerings under shelf registration statements previously declared effective.

Preferred Stock

Our board of directors is authorized to provide for the issuance of up to 20,000,000 shares of preferred stock in one or more series, to establish the number of shares in each series, to fix the designation, powers preferences and rights of each such series, and the qualifications, limitations or restrictions thereof.

In 1996, we issued 6.1 million shares of our Series A preferred stock at $25 per share. The Series A preferred stock bears an annual cumulative dividend payable in arrears equal to the greater of $1.95 per share or the cash distributions declared or paid for the corresponding period on the number of shares of common stock into which the Series A preferred stock is then convertible. Each share of the Series A preferred stock is convertible at the stockholder's option to 0.7752 shares of common stock, subject to certain adjustments, and could not be redeemed by us before April 30, 2001. During 2000, holders of 69,400 shares of Series A preferred stock converted their shares to 53,798 common shares, which were issued from treasury shares.

On May 1, 1998, we issued 5.75 million depositary shares, representing 57,500 shares of our Series B preferred stock at $25 per depositary share. We may call the Series B preferred stock and the corresponding depositary shares at $25 per depositary share on or after May 7, 2003. These shares have no stated maturity, sinking fund or mandatory redemption, and are not convertible into any of our other securities. The Series B preferred stock has a liquidation preference of $2,500 per share (equivalent to $25 per depositary share) and is entitled to annual cumulative dividends at the rate of 9% of the liquidation preference (equivalent to $2.25 annually per depositary share).

11. Capital Stock — (continued)

On April 4, 2002, we issued 1,025,800 depositary shares, representing 10,258 shares of our Series B preferred stock at $24.37 per depositary share to yield 9.4%. We used the net proceeds of $23.8 million for working capital and discretionary capital expenditures.

At December 31, 2002, all dividends then payable on the Series A and Series B preferred stock had been paid.

FelCor LP Units

We are the sole general partner of FelCor LP and are obligated to contribute the net proceeds from any issuance of our equity securities to FelCor LP in exchange for units of partnership interest, or Units, corresponding in number and terms to the equity securities issued by us. Units of limited partner interest may also be issued by FelCor LP to third parties in exchange for cash or property, and Units so issued to third parties are redeemable at the option of the holders thereof for a like number of shares of our common stock or, at our option, for the cash equivalent thereof. During 2002, 5,713,185 Units owned by a subsidiary of Six Continents Hotels, were exchanged for a like number of shares of our newly issued common stock, and 2,492 Units were redeemed for $49,000 in cash. The exchange with Six Continents Hotels resulted in an increase in our ownership of limited partnership interests in FelCor LP from approximately 85% to 95%, which decreased the minority interest liability related to FelCor LP by approximately $145 million.

In consideration for the acquisition of all the equity interests in DJONT, FelCor LP issued 416,667 Units on January 1, 2001. This transaction reduced our ownership of limited partnership interests in FelCor LP from approximately 86% to approximately 85%, which increased the minority interest liability related to FelCor LP by approximately $10 million at December 31, 2001.

Treasury Stock Repurchase Program

In 2000, our board of directors authorized the repurchase of up to $300 million of our outstanding common shares. This share repurchase program was suspended in March 2001. Stock repurchases may, at the discretion of management, be made from time to time at prevailing prices in the open market or through privately negotiated transactions. Through March 2001, we repurchased approximately 10.5 million shares of common stock at an aggregate of approximately $189 million under the stock repurchase program. We have suspended the stock repurchase program and, since March 27, 2001, we have not repurchased any additional shares of our common stock in the open market. We are currently precluded from repurchasing stock under the terms of our senior notes until our debt to EBITDA ratio, as defined in the agreement, is in excess of 4.85 times.

In consideration for the acquisition of 12 leases that were held by Six Continents Hotels, in January 2001 we issued to Six Continents Hotels 413,585 shares of our common stock previously held in treasury. In July 2001, we issued 100 shares of our common stock from treasury to Six Continents Hotels to acquire the remaining 88 leases still held by Six Continents Hotels.

12. Hotel Operating Revenue and Expenses, and Other Property Operating Costs

Hotel operating revenue is comprised of the following for the year ended December 31, 2002 and 2001 (in thousands):

	2002	2001
Room	$1,036,547	$ 866,101
Food and beverage	212,076	157,812
Other operating departments	67,690	58,931
Total operating revenues	$1,316,313	$1,082,844

Hotel operating expenses are comprised of the following for the year ended December 31, 2002 and 2001 (in thousands):

	2002	2001
Room	$ 264,480	$ 212,857
Food and beverage	166,147	122,999
Other operating departments	31,666	26,789
Total operating expenses	$ 462,293	$ 362,645

Other property operating costs is comprised of the following for the year ended December 31, 2002 and 2001 (in thousands):

	2002	2001
Hotel general administrative expense	$ 124,747	$ 99,041
Marketing	106,873	87,042
Repair and maintenance	69,740	54,603
Utilities	62,571	49,561
Total other property operating costs	$ 363,931	$ 290,247

13. Taxes, Insurance and Lease Expense

Taxes, insurance and lease expense is comprised of the following for the years ended December 31, 2002, 2001, and 2000 (in thousands):

	2002	2001	2000
Real estate and personal property taxes	$ 52,074	$ 56,587	$63,207
Operating lease expense, including $24,092, $33,668, and $18,058 of percentage rent in 2002, 2001 and 2000, respectively[(a)]	61,815	71,479	21,985
Property and general liability insurance	16,703	11,525	4,065
State franchise and Canadian income taxes	1,546	1,193	3,376
Total taxes, insurance, and lease expense	$132,138	$140,784	$92,633

(a) Includes lease expense associated with the hotels owned by unconsolidated entities.

14. Land Leases and Hotel Rent

We lease land occupied by certain hotels from third parties under various operating leases that expire through 2073. Certain land leases contain contingent rent features based on gross revenue at the respective hotels. In addition, we recognize rent expense for 15 hotels that are owned by unconsolidated entities and are leased to our wholly-owned TRSs. These leases expire through 2015 and require the payment of base rents and contingent rent based on revenues at the respective hotels. Future minimum lease payments under our land lease obligations and hotel leases at December 31, 2002, are as follows (in thousands):

Year	
2003	$ 38,027
2004	38,095
2005	37,230
2006	33,205
2007	13,538
2008 and thereafter	138,746
	$298,841

15. Merger Termination Costs

On May 9, 2001, we entered into a merger agreement with MeriStar. On September 21, 2001, we announced jointly with MeriStar the termination of the merger. The decision to terminate the merger resulted from the September 11 terrorist attacks and their subsequent adverse impact on the financial markets. As a result of the merger termination, we expensed $19.9 million associated with the merger and $5.5 million in merger financing costs for the year ended December 31, 2001.

16. Impairment Charge

We recorded impairment charges aggregating $157.5 million during the fourth quarter of 2002.

The provisions of SFAS 144 resulted in $144.1 million of this impairment charge. This related principally to our fourth quarter 2002 decision to sell 33 non-strategic hotels over the next 36 months. An impairment charge of $118.3 million was recorded on 20 of these 33 hotels. Six of these 33 hotels had been previously identified for sale and had been included in previous impairment losses. The 33 hotels identified as non-strategic represented 14% of our hotel rooms and 9% of our consolidated hotel revenue during the year ended December 31, 2002, and had a net book value of $235.1 million as of December 31, 2002. Of the remaining 2002 impairment charge, $25.2 million related to two hotels held for investment that are not included in our disposition plan. In accordance with the provisions of SFAS 144, because the estimated future undiscounted cash flows from these individual hotels did not exceed the hotel's carrying values, we reduced the carrying value of the 22 impaired hotels to our estimate of each hotel's estimated fair value as of December 31, 2002. In addition, the 2002 impairment charge included a $0.6 million write-down of construction in progress.

We recorded an impairment charge of $13.4 million related to an other than temporary decline in value of certain equity method investments under the provisions of Accounting Principles Board Opinion 18, "The Equity Method of Accounting for Common Stocks," or APB 18. In accordance with APB 18, other than temporary declines in fair value of our investment in unconsolidated entities result in reductions in the carrying value of these investments. We consider a decline in value in our equity method investments that is not estimated to recover within 12 months to be other than temporary.

16. Impairment Charge — (continued)

We recorded impairment charges of $7 million and $63 million in 2001 and 2000, respectively, in conjunction with the designation of certain hotels as held for sale.

17. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 (in thousands, except per share data):

	2002	2001	2000
Numerator:			
Income (loss) from continuing operations	$(184,642)	$ (42,693)	$ 57,311
Less: Preferred dividends	(26,292)	(24,600)	(24,682)
Gain on sale of assets	6,061	3,417	4,388
Income (loss) from continuing operations and net income (loss) applicable to common stockholders	$(204,873)	$ (63,876)	$ 37,017
Denominator:			
Denominator for basic earnings per share – weighted average shares	54,173	52,622	55,264
Effect of dilutive securities:			
Stock options			27
Restricted shares			228
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	54,173	52,622	55,519
Earnings (loss) per share data:			
Basic:			
Income (loss) from continuing operations applicable to common stockholders	$ (3.78)	$ (1.21)	$ 0.67
Net income (loss)	$ (3.78)	$ (1.21)	$ 0.67
Diluted:			
Income (loss) from continuing operations applicable to common stockholders	$ (3.78)	$ (1.21)	$ 0.67
Net income (loss)	$ (3.78)	$ (1.21)	$ 0.67

Securities that could potentially dilute basic earnings per share in the future that were not included in computation of diluted earnings per share, because they would have been antidilutive for the periods presented, are as follows (unaudited, in thousands):

	2002	2001	2000
Stock Options	7	49	
Restricted shares granted but not vested	317	355	
Series A preferred shares	4,636	4,636	4,636

Series A preferred dividends that would be excluded from net income (loss) applicable to common stockholders, if the Series A preferred shares were dilutive, were $11.7 million for 2002, 2001 and 2000.

18. Commitments and Related Party Transactions

The acquisition of DJONT, one of our primary lessees, was completed effective January 1, 2001. In consideration for the acquisition of DJONT, FelCor LP issued 416,667 units of limited partnership interest valued at approximately $10 million. The acquisition of DJONT required negotiations between us and the owners of DJONT, including Thomas J. Corcoran, Jr., our President, Chief Executive Officer, and a director of FelCor, and the children of Charles N. Mathewson, a former director of FelCor. The interests of Mr. Corcoran and Mr. Mathewson were in direct conflict with our interests in these negotiations and, accordingly, they abstained from participation in our board of directors' discussion and vote on this matter.

Prior to our acquisition of DJONT, which was effective January 1, 2001, we shared the executive offices and certain employees with FelCor, Inc., and DJONT, (both companies were controlled by Thomas J. Corcoran, Jr., President and CEO) and each company paid its share of the costs thereof, including an allocated portion of the rent, compensation of certain personnel, office supplies, telephones, and depreciation of office furniture, fixtures, and equipment. Any such allocation of shared expenses to us is required to be approved by a majority of our independent directors. At December 31, 2002, FelCor, Inc. had a 10% ownership interest in one hotel and limited other investments. During 2000, we paid approximately $7.5 million (approximately 89.4%) of the allocable expenses under this arrangement. Following our acquisition of DJONT, FelCor, Inc. continued to share certain overhead costs. FelCor, Inc. paid $50,000 and $45,000 for shared office costs in 2002 and 2001, respectively.

In December 2000, we sold one hotel and, effective January 1, 2001, completed the acquisition of leases with respect to 12 hotels that had been leased to and operated by Six Continents Hotels. In consideration for the acquisition of such leases and termination of the related management agreements, we issued 413,585 shares of our common stock, valued at approximately $10 million, to Six Continents Hotels. We acquired the remaining leases held by Six Continents Hotels, effective July 1, 2001. We contributed these leases to our TRSs. In consideration for these 88 leases, we issued 100 shares of our common stock and caused our subsidiaries to agree to new long-term management agreements with subsidiaries of Six Continents Hotels to manage these hotels. The acquisition of the leases held by Six Continents Hotels involved negotiations between us and Six Continents Hotels. Richard C. North, a director of FelCor, was the Group Finance Director of Six Continents plc, the parent of Six Continents Hotels and, together with its affiliates, the owner of approximately 17% of our outstanding shares and units. The interest of Six Continents plc in those negotiations was in direct conflict with our interests. Mr. North abstained from participating in any discussion or vote by our board relating to these transactions.

Following the events of September 11, 2001, certain types of insurance coverage, such as for acts of terrorism, were only available at a high cost. In an effort to keep our cost of insurance within reasonable limits, we have only purchased terrorism insurance for those hotels that are secured by mortgage debt, as required by our lenders. We have established a self-insured retention of $250,000 per occurrence for general liability insurance with regard to 68 of our hotels; the remainder of our hotels participate in general liability programs, of our managers, with no deductible. Due to the increase in our general liability deductible for the 68 hotels, we maintain reserves to cover the estimated ultimate uninsured liability for losses with respect to reported and unreported claims incurred as of the end of each accounting period. At December 31, 2002, our reserve for this self-insured portion of general liability claims was $2.3 million. Our property program has a $100,000 all risk deductible, a deductible of 2% of insured value for named windstorm and a deductible of 5% of insured value for California quake. No reserves have been established as of December 31, 2002, for these property deductibles, as no related losses are estimated to have been incurred. Should such uninsured or not fully insured losses be substantial, they could have a material adverse impact on our operating results and cash flows.

18. Commitments and Related Party Transactions — (continued)

There is no litigation pending or known to be threatened against us or affecting any of our hotels, other than claims arising in the ordinary course of business or which are not considered to be material. Furthermore, most of these claims are substantially covered by insurance. We do not believe that any claims known to us, individually or in the aggregate, will have a material adverse effect on us, without regard to any potential recoveries from insurers or other third parties.

Our hotels are operated under various management agreements that call for base management fees, which range from 2% to 7% of hotel room revenue and generally have an incentive provision related to the hotel's profitability. In addition, the management agreements generally require us to invest approximately 3% to 4% of revenues in capital maintenance. The management agreements have terms from 10 to 20 years and generally have renewal options.

With the exception of 95 hotels whose rights to use a brand name are contained in the management agreement governing their operations, and seven of our hotels that do not operate under a nationally recognized brand name, each of our hotels operates under a franchise or license agreement. Typically, our franchise or license agreements provide for a royalty fee of 4% of room revenues to be paid to the franchisor.

Under our management agreement with Six Continents Hotels, we are obligated to replace the amount of investment in hotels that were under Six Continents Hotels management but were sold or otherwise transferred to non-Six Continents Hotels management or pay liquidated damages. As a result of the 2002 sales and contributions to joint ventures, we are required to spend $13.6 million on the purchase of one or more hotels licensed and managed by Six Continents Hotels by August 2003. Until that replacement occurs, we must pay a replacement fee of approximately $21,000 per month. If we do not replace the investment by August 2003, we may incur liquidated damages of $4.5 million. We currently expect that this obligation will be satisfied by our investment in one or more hotels licensed and managed by Six Continents Hotels. Also under our Six Continents Hotels management agreement, if a TRS breaches the agreement, resulting in a default and termination thereof, or otherwise causes or suffers a termination for any reason other than an event of default by Six Continents Hotels, the TRS may be liable for liquidated damages under the terms of the management agreement.

In the event we breach one of our Embassy Suites Hotels franchise license agreements, in addition to losing the right to use the Embassy Suites Hotels name for the operation of the applicable hotel, we may be liable, under certain circumstances, for liquidated damages equal to the fees paid to the franchisor with respect to that hotel during the three preceding years.

19. Supplemental Cash Flow Disclosure

Approximately $15 million, $8 million, and $34 million of aggregate preferred stock dividends, common stock and FelCor LP unit distributions had been declared as of December 31, 2002, 2001, and 2000, respectively. These amounts were paid in the following January of each year.

As the result of Six Continent's exchange of 5,713,185 units for common stock in 2002, we allocated $72.5 million of minority interest to additional paid in capital. In 2001 and 2000, we allocated $5 million and $71.6 million, respectively, to minority interest from additional paid in capital.

20. Stock Based Compensation Plans

We sponsor four restricted stock and stock option plans, or the FelCor Plans. In addition, upon completion of the merger with Bristol in 1998, we assumed two stock option plans previously sponsored by Bristol, or the Bristol Plans. We were initially obligated to issue up to 1,271,103 shares of our common stock pursuant to the Bristol Plans. No additional options may be awarded under the Bristol Plans. The FelCor Plans and the Bristol Plans are referred to collectively as the Plans.

We are authorized to issue 3,700,000 shares of common stock under the FelCor Plans pursuant to awards granted in the form of incentive stock options, non-qualified stock options, and restricted stock. All options have 10-year contractual terms and vest either over five equal annual installments (20% per year), beginning in the year following the date of grant or 100% at the end of a four-year vesting term. Under the FelCor plans there were approximately 1,133,000 shares available for grant at December 31, 2002.

The options outstanding under the Bristol Plans generally vest either in four equal annual installments (25% per year) beginning in the second year following the original date of award, in five equal annual installments (20% per year) beginning in the year following the original date of award, or on a single date that is three to five years following the original date of the award. Options covering 93,434 shares were outstanding under the Bristol Plans at December 31, 2002.

Stock Options

A summary of the status of our non-qualified stock options under the Plans as of December 31, 2002, 2001 and 2000, and the changes during these years are presented in the following tables:

	2002		2001		2000	
	No. Shares of Underlying Options	Weighted Average Exercise Prices	No. Shares of Underlying Options	Weighted Average Exercise Prices	No. Shares of Underlying Options	Weighted Average Exercise Prices
Outstanding at beginning of the year	2,041,212	$22.85	1,900,780	$23.33	2,496,773	$22.32
Granted			300,000	$17.94	69,000	$19.50
Exercised			(48,806)	$10.33		
Retired[(a)]					(349,443)	$12.28
Forfeited	(63,738)	$22.82	(110,762)	$23.33	(315,550)	$26.75
Outstanding at end of year	1,977,474	$22.85	2,041,212	$22.85	1,900,780	$23.33
Exercisable at end of year	1,641,944	$23.75	1,546,913	$23.84	804,066	$24.64

(a) In the second quarter of 2000, we purchased options covering an aggregate of 349,443 shares of FelCor's common stock for approximately $1.9 million. These options were held by employees of Bristol and were issued in substitution for stock options previously granted by Bristol Hotel Company that were outstanding at the time of its merger with us in 1998. These options so purchased and retired had exercise prices ranging from $10.33 to $16.95 per share and the majority of these options were scheduled to vest in the third quarter of 2000. The purchase price was recorded as a reduction in additional paid in capital.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/02	Wgtd. Avg. Remaining Life	Wgtd Avg. Exercise Price	Number Exercisable at 12/31/02	Wgtd. Avg. Exercise Price
$10.33 to $29.92	1,824,523	5.13	$21.81	1,488,993	$22.57
$30.28 to $36.63	152,951	4.44	$35.31	152,951	$35.31
$10.33 to $36.63	1,977,474	5.08	$22.85	1,641,944	$23.75

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2001 and 2000 when options were granted: dividend yield of 12.44% to 11.28%; risk free interest rates are different for each grant and range from

20. Stock Based Compensation Plans — (continued)

4.33% to 6.58%; the expected lives of options are six years; and volatility of 21.04% for 2001 grants and 18.22% for 2000 grants. The weighted average fair value of options granted during 2001 and 2000, was $0.85 and $0.90 per share, respectively. We issued no stock options in 2002.

Restricted Stock

A summary of the status of our restricted stock grants as of December 31, 2002, 2001, and 2000, and the changes during these years are presented below:

	2002		2001		2000	
	No. Shares	Weighted Average Fair Market Value at Grant	No. Shares	Weighted Average Fair Market Value at Grant	No. Shares	Weighted Average Fair Market Value at Grant
Outstanding at beginning of the year	570,575	$24.40	367,575	$25.01	138,975	$28.26
Granted[(a)]:						
With immediate vesting[(b)]	19,100	$17.55	14,300	$23.74	18,500	$17.81
With 5-year pro rata vesting	43,606	$17.71	214,000	$22.89	210,100	$23.50
Forfeited			(25,300)	$20.23		
Outstanding at end of year	633,281	$23.73	570,575	$24.40	367,575	$25.01
Vested at end of year	316,715	$21.78	215,795	$24.09	140,075	$26.97

(a) All shares granted are issued out of treasury except for 4,100, 2,700, and 18,500 of the restricted shares issued to directors during the years ended December 31, 2002, 2001 and 2000, respectively.

(b) Shares awarded to directors.

21. Employee Benefits

We offer a 401(k) plan, health insurance benefits and a deferred compensation plan to our employees. Our matching contribution to our 401(k) plan was $0.5 million, $0.5 million, and $0.4 million and the cost of health insurance benefits were $0.6 million, $0.5 million, and $0.3 million during the years ended December 31, 2002, 2001 and 2000, respectively. The deferred compensation plan we offer is available only to directors and qualifying senior officers. We make no matching or other contributions to the deferred compensation plan, other than the payment of its operating and administrative expenses.

The employees at our hotels are employees of the respective management companies. Under the management agreements, we reimburse the management companies for the cost of salaries and employee benefits related to the employees who work at our hotels. We are not, however, the sponsors of their employee benefit plans and have no obligation to fund these plans.

22. Segment Information

SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," requires the disclosure of selected information about operating segments. Based on the guidance provided in the standard, we have determined that our business is conducted in one operating segment.

22. Segment Information — (continued)

The following table sets forth revenues for, and investment in hotel assets represented by, the following geographical areas as of and for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	Revenue[a]			Investment in Hotel Assets		
	2002	2001	2000	2002	2001	2000
California	$ 207,094	$ 195,376	$118,857	$ 689,761	$ 689,791	$ 679,781
Texas	232,138	206,766	97,274	839,192	867,263	860,093
Florida	135,545	130,402	66,014	547,627	540,155	529,857
Georgia	96,862	89,487	40,183	320,890	318,268	315,497
Other states	608,565	552,964	203,776	1,780,837	1,793,950	1,749,134
Canada	37,755	25,976	13,860	77,311	74,771	79,570
Total	$1,317,959	$1,200,971	$539,964	$4,255,618	$4,284,198	$4,213,932

(a) Prior to January 1, 2001, all of the revenues that we derived from hotel assets consisted of percentage lease revenue. Effective January 1, 2001, we acquired 96 hotel leases and effective July 1, 2001, we acquired the remaining 88 hotel leases. Upon acquisition of these leases, our revenue derived from hotel assets became hotel operating revenues, including room revenues, food and beverage revenue and other hotel operating revenue.

23. Recently Issued Statements of Financial Accounting Standards

The Financial Accounting Standards Board, or FASB, has issued SFAS 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") of the FASB has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS No. 146 also included (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS No. 146 will be effective for exit or disposal activities initiated after December 31, 2002. We do not currently expect SFAS No. 146 to have a material impact on our results of operations and financial position.

The FASB has issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to a fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. We have adopted the disclosure requirements of SFAS 148. We currently account for stock-based employee compensation in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with one of the alternative methods of transition for a voluntary change to a fair value based method of accounting for stock-based employee compensation mandated by SFAS 148, we intend to adopt the "prospective method" as of January 1, 2003. Under this method, compensation expense will be recognized for any new awards issued after December 31, 2002. We do not currently expect the adoption of SFAS 148 to have a material impact on our financial position or results of operations.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34," or FIN 45, was issued in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its

23. Recently Issued Statements of Financial Accounting Standards — (continued)

obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We have made the disclosures required by FIN 45.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51, or FIN 46, was issued in January 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the equity to finance its activities without additional subordinated financial support from other parties.

We have no unconsolidated variable interest entities that would be consolidated under the requirements of FIN 46.

24. Quarterly Operating Results (unaudited)

Our unaudited consolidated quarterly operating data for the years ended December 31, 2002 and 2001, follows (in thousands, except per share data). In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data. It is also management's opinion, however, that quarterly operating data for hotel enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in stockholders' equity and cash flows for a period of several years.

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter[(a)]
Total revenues	$324,810	$351,726	$331,582	$ 309,841
Net income (loss) applicable to common stockholders	$ (12,296)	$ 6,314	$ (13,808)	$(185,083)
Diluted per common share data:				
Net income (loss) applicable to common stockholders	$ (0.23)	$ 0.12	$ (0.26)	$ (3.17)
Weighted average common shares outstanding	52,717	53,093	52,729	58,450

(a) The fourth quarter net loss includes an impairment charge of $157.5 million.

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$285,653	$274,649	$337,759	$302,910
Net income (loss) applicable to common stockholders	$ (12,956)	$ 16,409	$ (31,912)	$ (35,417)
Diluted per common share data:				
Net income (loss) applicable to common stockholders	$ (0.25)	$ 0.31	$ (0.60)	$ (0.67)
Weighted average common shares outstanding	52,595	53,046	52,634	52,639

25. Subsequent Events

In January and February 2003, we executed two additional interest rate swaps. These new fair value swaps are the same type as those that existed at December 31, 2002, in that they modify a portion of the interest characteristics of our outstanding fixed rate debt, without an exchange of the underlying principal amount, and effectively convert fixed rate debt to a variable rate. As designated fair value hedges, these swaps will be marked to market through the income statement, but are offset by the change in fair value of our swapped outstanding fixed rate debt. The notional amount of these new swaps is $50 million on which we will receive a fixed rate of 7.625% and pay a rate of LIBOR plus an average spread of 4.325%.

As a consequence of the economic slowdown in our business, and the travel and lodging industries generally, Standard & Poor's lowered its ratings on our $1.2 billion in senior unsecured debt one level, to B+, in February 2003. Although Moody's affirmed its current rating on our senior debt in February 2003 (Ba3), we remain on negative outlook. Should Moody's downgrade its Ba3 rating on our senior unsecured debt to B1, the interest rate on $900 million of our $1.2 billion senior unsecured debt would increase by 50 basis points, which would increase our annual interest expense by approximately $4.5 million.

On February 4, 2003, we announced that, as the result of the uncertain political environment and soft business climate, together with the risk of further margin deterioration should we continue to experience declines in our portfolio's average daily rate, we do not expect our Board of Directors to declare future common dividends until there is a 2% to 4% increase in hotel RevPAR.

Subsequent to December 31, 2002 and prior to March 21, 2003, we have drawn $149 million on our line of credit to increase available cash on hand.

(THIS PAGE INTENTIONALLY LEFT BLANK)

Thank You, Shareholders.

We're continuing the special rate offer to our shareholders at all FelCor-owned hotels. It's one way to show our appreciation for your loyalty to FelCor. The program is effective from March 1, 2003 to April 30, 2004. For more details, go to www.felcor.com/shareholder and experience what makes our hotels great.

Alabama

BIRMINGHAM
Embassy Suites
MONTGOMERY
Holiday Inn – East I-85

Arizona

FLAGSTAFF
Embassy Suites
PHOENIX
Embassy Suites – Airport (44th Street)
Embassy Suites – Camelback
Embassy Suites – Tempe
Fairfield Inn – Scottsdale / Downtown
Sheraton Crescent Hotel

Arkansas

TEXARKANA
Holiday Inn – I-30

California

DANA POINT
Doubletree Guest Suites – Doheny Beach
IRVINE
Crowne Plaza – Orange County Airport (Newport Beach)
LOS ANGELES
Embassy Suites – Anaheim (Located near Disneyland® Park)
Embassy Suites Los Angeles – Covina / I-10
Embassy Suites – International Airport – South
MILPITAS
Embassy Suites – Milpitas – Silicon Valley
Crowne Plaza – San Jose North (Milpitas – Silicon Valley)
NAPA VALLEY
Embassy Suites
OXNARD
Embassy Suites – Mandalay Beach Resort & Conference Center
PALM DESERT
Embassy Suites – Palm Desert Resort
PLEASANTON
Crowne Plaza (San Ramon Area)
SANTA BARBARA
Holiday Inn – Goleta
SAN DIEGO
Holiday Inn – On the Bay
SAN FRANCISCO
Crowne Plaza – Union Square
Embassy Suites – Airport – Burlingame
Embassy Suites – Airport – South San Francisco
Holiday Inn – Financial District (Chinatown)
Holiday Inn – Fisherman's Wharf
SAN RAFAEL
Embassy Suites – Marin County / Conference Center

Colorado

AVON
Beaver Creek Lodge
DENVER
Doubletree

Connecticut

HARTFORD
Crowne Plaza – Downtown
STAMFORD
Holiday Inn Select

Delaware

WILMINGTON
Doubletree

Florida

BOCA RATON
Embassy Suites
COCOA BEACH
Holiday Inn – Oceanfront
DEERFIELD BEACH
Embassy Suites – Boca Raton / Deerfield Beach Resort
FT. LAUDERDALE
Embassy Suites – 17th Street
Sheraton Suites – Cypress Creek
JACKSONVILLE
Embassy Suites – Baymeadows
MIAMI
Crowne Plaza – International Airport (LeJeune Center)
Embassy Suites – International Airport
ORLANDO
Doubletree Guest Suites – Walt Disney World® Resort
Embassy Suites – International Drive / Convention Center
Embassy Suites – North
Holiday Inn – Nikki Bird (Maingate – Disney World Area)
Holiday Inn – International Drive – Resort
Holiday Inn Select – International Airport

TAMPA
Doubletree Guest Suites – On Tampa Bay
Holiday Inn – Busch Gardens

Georgia
ATLANTA
Courtyard by Marriott – Downtown
Crowne Plaza – Airport
Crowne Plaza – Powers Ferry
Embassy Suites – Airport
Embassy Suites – Buckhead
Embassy Suites – Perimeter Center
Fairfield Inn – Downtown
Holiday Inn – Airport – North
Holiday Inn – South (I-75 & US 41)
Holiday Inn Select – Perimeter / Dunwoody
Sheraton – Gateway – Atlanta Airport
Sheraton Suites – Galleria
BRUNSWICK
Embassy Suites
COLUMBUS
Holiday Inn – Columbus – North I-185 at Peachtree Mall

Illinois
CHICAGO
Crowne Plaza – The Allerton
Embassy Suites – Lombard / Oak Brook
Embassy Suites – Northshore / Deerfield (Northbrook)
Sheraton Gateway Suites – Chicago O'Hare Airport
MOLINE
Hampton Inn – Quad Cities
Holiday Inn – Airport
Holiday Inn Express – Airport Area

Indiana
INDIANAPOLIS
Embassy Suites – North

Iowa
DAVENPORT
Hampton Inn – Quad Cities
Holiday Inn

Kansas
GREAT BEND
Holiday Inn
HAYS
Hampton Inn
Holiday Inn
KANSAS CITY
Embassy Suites – Overland Park
SALINA
Holiday Inn
Holiday Inn Express Hotel & Suites – I-70

Kentucky
LEXINGTON
Hilton Suites – Lexington Green
Sheraton Suites

Louisiana
BATON ROUGE
Embassy Suites
NEW ORLEANS
Embassy Suites
Holiday Inn – Chateau LeMoyne (In French Quarter / Historic Area)
Holiday Inn – French Quarter

Maryland
BALTIMORE
Embassy Suites – BWI Airport

Massachusetts
BOSTON
Embassy Suites – Marlborough
Holiday Inn Select – Government Center

Michigan
TROY
Embassy Suites

Minnesota
MINNEAPOLIS
Embassy Suites – Airport
Embassy Suites – Bloomington
Embassy Suites – Downtown
ST. PAUL
Embassy Suites – Downtown

Mississippi
JACKSON
Crowne Plaza – Downtown
Holiday Inn Hotel & Suites – North
OLIVE BRANCH
Whispering Woods Hotel & Conference Center

Missouri
KANSAS CITY
Embassy Suites – Plaza
Holiday Inn – NE I-435 North (At Worlds of Fun)
ST. LOUIS
Embassy Suites – Downtown
Holiday Inn – Westport

Nebraska
OMAHA
Crowne Plaza – Old Mill
Doubletree Guest Suites – Central
Hampton Inn – Central
Hampton Inn – Southwest
Holiday Inn – Central (I-80)
Holiday Inn Express Hotel & Suites – Southwest
Homewood Suites

New Jersey
PARSIPPANY
Embassy Suites
PISCATAWAY
Embassy Suites – Somerset
SECAUCUS
Crowne Plaza Suites – Meadowlands
Embassy Suites – Meadowlands

New Mexico
ALBUQUERQUE
Holiday Inn – Mountainview (At I-40 & I-25)

New York
SYRACUSE
Embassy Suites

North Carolina
CHARLOTTE
Doubletree Guest Suites – Charlotte SouthPark
Embassy Suites
RALEIGH
Doubletree Guest Suites
Embassy Suites – Crabtree

Ohio
CLEVELAND
Embassy Suites – Downtown
COLUMBUS
Doubletree Guest Suites
DAYTON
Doubletree Guest Suites

Oklahoma

TULSA

Embassy Suites – I-44

Pennsylvania

PHILADELPHIA

Crowne Plaza – Center City
Holiday Inn – Historic District
Sheraton – Society Hill

PITTSBURGH

Holiday Inn Select – At University Center (Oakland)

South Carolina

CHARLESTON

Holiday Inn – Mills House (Historic Downtown)

GREENVILLE

Crowne Plaza – Roper Mountain Road

MYRTLE BEACH

Embassy Suites – At Kingston Plantation
Wyndham Myrtle Beach Resort*

Tennessee

KNOXVILLE

Holiday Inn – Central At Papermill Road

NASHVILLE

Doubletree Guest Suites
Embassy Suites – Airport / Opryland Area
Holiday Inn Select – Opryland / Airport (Briley Parkway)

Texas

AMARILLO

Holiday Inn – I-40

AUSTIN

Doubletree Guest Suites
Embassy Suites – North
Holiday Inn – Town Lake (Downtown Area)

BEAUMONT

Holiday Inn – I-10 (Midtown)

CORPUS CHRISTI

Embassy Suites

DALLAS

Crowne Plaza – Market Center
Crowne Plaza – North Dallas – Addison (Near the Galleria)
Crowne Plaza Suites
Doubletree – At Campbell Centre
Embassy Suites – DFW International Airport South
Embassy Suites – Love Field
Embassy Suites – Market Center
Embassy Suites – Park Central Area
Fairfield Inn – Regal Row
Hampton Inn – West End / Convention Center
Harvey Hotel – DFW International Airport North
Harvey Hotel – Park Central
Harvey Hotel – Plano
Harvey Suites – DFW International Airport North
Holiday Inn – Plano
Staybridge Suites – Dallas Park Central
Sheraton – Park Central
Westin – Park Central

HOUSTON

Courtyard by Marriott – Near the Galleria
Crowne Plaza – Medical Center
Fairfield Inn – I-10 East
Fairfield Inn – Near the Galleria
Hampton Inn – I-10 East
Holiday Inn – Intercontinental Airport
Holiday Inn Hotel & Suites – Medical Center
Holiday Inn Select – Greenway Plaza Area
Holiday Inn Select – I-10 West & Hwy. 6 (Park 10 Area)

MIDLAND

Holiday Inn – Country Villa

ODESSA

Holiday Inn Express Hotel & Suites
Holiday Inn Hotel & Suites – Centre

SAN ANTONIO

Embassy Suites – International Airport
Embassy Suites – N.W. I-10
Holiday Inn – Downtown (Market Square)
Holiday Inn Select – International Airport

WACO

Holiday Inn – I-35

Utah

SALT LAKE CITY

Holiday Inn – Airport

Vermont

BURLINGTON

Sheraton Burlington Hotel & Conference Center

Virginia

VIENNA

Sheraton Premiere – At Tysons Corner

International:

Canada

CAMBRIDGE

Holiday Inn – Cambridge

KITCHENER

Holiday Inn – Kitchener – Waterloo

PETERBOROUGH

Holiday Inn – Peterborough – Waterfront

SARNIA

Holiday Inn – Sarnia

TORONTO

Holiday Inn – Toronto – Yorkdale
Holiday Inn Select – Toronto – Airport

Reservations:

Courtyard by Marriott:	1-800-321-2211
Crowne Plaza:	1-800-2-CROWNE
Doubletree Guest Suites & Hotels:	1-800-222-TREE
Embassy Suites:	1-800-EMBASSY
Fairfield Inn:	1-800-228-2800
Hampton Inn:	1-800-HAMPTON
Hilton:	1-800-HILTONS
Holiday Inn:	1-800-HOLIDAY
Sheraton:	1-800-325-3535
Staybridge Suites:	1-800-621-0555
Westin:	1-800-WESTIN1
Wyndham Hotels:	1-800-822-4200

* To convert to a Hilton Hotel in April 2003.

Board of Directors

DONALD J. MCNAMARA
Chairman of the Board
Principal
The Hampstead Group

THOMAS J. CORCORAN, JR.
President and
Chief Executive Officer
FelCor Lodging Trust Incorporated

MELINDA J. BUSH, C.H.A.
Chairman and
Chief Executive Officer
HRW Holdings, LLC

RICHARD S. ELLWOOD
President
R.S. Ellwood and Co., Incorporated

RICHARD O. JACOBSON
Chairman of the Board
Jacobson Warehouse
Company, Inc.

CHARLES A. LEDSINGER, JR.
President and
Chief Executive Officer
Choice Hotels International

ROBERT H. LUTZ
Investor

ROBERT A. MATHEWSON
President
RGC, Inc.

RICHARD C. NORTH
Chief Executive Officer
Six Continents plc Hotels Division

MICHAEL D. ROSE
Chairman
Gaylord Entertainment, Inc.

HERVEY A. FELDMAN
Chairman Emeritus

Officers

THOMAS J. CORCORAN, JR.
President and
Chief Executive Officer

MICHAEL A. DeNICOLA
Executive Vice President and
Chief Investment Officer

JACK ESLICK
Senior Vice President and Director
of Asset Management

JUNE C. McCUTCHEN
Senior Vice President and Director
of Design and Construction

RICHARD J. O'BRIEN
Executive Vice President and
Chief Financial Officer

LAWRENCE D. ROBINSON
Executive Vice President,
General Counsel and Secretary

ANNE DARNABY – FARRAR
Vice President of Design
and Construction

JOEL M. EASTMAN
Vice President and
Senior Real Estate Counsel

DEBRA FELDMAN
Vice President of
Asset Management

LINDA D. GHAFFARI
Vice President of
Asset Management

MICHELLE K. HAYES
Vice President of
Asset Management

MONICA L. HILDEBRAND
Vice President of Marketing
and Communications

MICHAEL L. HUNTER
Vice President of Property Taxes

LESTER C. JOHNSON
Senior Vice President
and Controller

BARBARA J. LACY
Vice President and Director
of Mischief and Other Stuff

JACK MARRACCINI
Vice President of Engineering

KATHRYN B. MASHBURN
Vice President of Acquisitions

LARRY J. MUNDY
Senior Vice President,
Director of Administration
and Business Initiatives and
Assistant General Counsel

J. DAVID NOLL
Vice President and Director
of Real Estate Management

CHARLES N. NYE
Vice President and Associate
General Counsel

JEFFREY D. SYMES
Vice President and
Assistant Controller

TIM VAN ALLEN
Vice President of
Asset Management

ANDREW J. WELCH
Senior Vice President
and Treasurer

THOMAS L. WIESE
Vice President of
Financial Planning
and Analysis

Corporate & Shareholder Information

CORPORATE HEADQUARTERS
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway
Suite 1300, Irving, Texas 75062-3933
Phone 972.444.4900 Fax 972.444.4949
Website: www.felcor.com
E-mail: information@felcor.com

FORM 10-K
A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be furnished, without charge, to any shareholder of the Company upon request to Investor Relations:
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway
Suite 1300, Irving, Texas 75062-3933
Phone 972.444.4900

A copy of the Company's Annual Report on Form 10-K is also available on the Company's website, www.felcor.com

SHAREHOLDERS OF RECORD
FelCor Lodging Trust had approximately 465 common shareholders of record as of March 17, 2003.

REGISTRAR AND TRANSFER AGENT
SunTrust Bank
Atlanta, Georgia

INDEPENDENT PUBLIC ACCOUNTANTS
PricewaterhouseCoopers LLP,
Dallas, Texas

NEW YORK
STOCK EXCHANGE
SYMBOLS



FCH
NYSE

COMMON: FCH
PREFERRED A: FCHpfA
PREFERRED B: FCHpfB

FelCor is the nation's second largest lodging REIT and the largest owner of upscale, all-suite hotels. FelCor's consolidated portfolio is comprised of 169 hotels, located in 35 states and Canada. FelCor owns 77 upscale, all-suite hotels, and is the largest owner of Embassy Suites® and Doubletree Guest Suites®. FelCor's portfolio also includes 83 hotels in the upscale and full service segments. At December 31, 2002, we had an aggregate of 62,056,414 shares of FelCor common stock, and units of FelCor LP limited partnership interest outstanding. Additional information can be found on the Company's website at www.felcor.com.

COMMON STOCK PRICE

Quarter	2002 High	2002 Low	2001 High	2001 Low
FIRST	$22.00	$16.20	$24.94	$22.14
SECOND	$21.73	$17.25	$24.75	$20.90
THIRD	$18.74	$12.46	$24.23	$11.90
FOURTH	$13.15	$10.12	$17.20	$12.80

2002 COMMON STOCK DIVIDENDS

Quarter	Dividend per Share	Record Date	Payment Date
FIRST	$0.15	04/12/02	04/30/02
SECOND	$0.15	07/15/02	07/31/02
THIRD	$0.15	10/11/02	10/31/02
FOURTH	$0.15	12/31/02	01/31/03

2001 COMMON STOCK DIVIDENDS

Quarter	Dividend per Share	Record Date	Payment Date
FIRST	$0.55	04/13/01	04/30/01
SECOND	$0.55	07/13/01	07/31/01
THIRD	$0.55	10/01/01	10/31/01
FOURTH	$0.05	12/31/01	01/31/02

SERIES A PREFERRED STOCK PRICE

Quarter	2002 High	2002 Low	2001 High	2001 Low
FIRST	$22.40	$20.00	$21.00	$18.00
SECOND	$22.70	$21.95	$21.95	$18.80
THIRD	$24.00	$19.60	$22.20	$13.00
FOURTH	$21.50	$19.00	$21.36	$18.15

2002 SERIES A PREFERRED STOCK DIVIDENDS

Quarter	Dividend per Share	Record Date	Payment Date
FIRST	$0.4875	04/12/02	04/30/02
SECOND	$0.4875	07/15/02	07/31/02
THIRD	$0.4875	10/11/02	10/31/02
FOURTH	$0.4875	12/31/02	01/31/03

2001 SERIES A PREFERRED STOCK DIVIDENDS

Quarter	Dividend per Share	Record Date	Payment Date
FIRST	$0.4875	04/13/01	04/30/01
SECOND	$0.4875	07/13/01	07/31/01
THIRD	$0.4875	10/15/01	10/31/01
FOURTH	$0.4875	12/31/01	01/31/02

SERIES B PREFERRED STOCK PRICE

Quarter	2002 High	2002 Low	2001 High	2001 Low
FIRST	$24.85	$22.75	$22.75	$18.25
SECOND	$25.70	$24.00	$23.95	$21.65
THIRD	$25.04	$22.44	$24.35	$17.20
FOURTH	$24.60	$19.75	$23.45	$19.28

2002 SERIES B PREFERRED STOCK DIVIDENDS

Quarter	Dividend per Share	Record Date	Payment Date
FIRST	$0.5625	04/12/02	04/30/02
SECOND	$0.5625	07/15/02	07/31/02
THIRD	$0.5625	10/11/02	10/31/02
FOURTH	$0.5625	12/31/02	01/31/03

2001 SERIES B PREFERRED STOCK DIVIDENDS

Quarter	Dividend per Share	Record Date	Payment Date
FIRST	$0.5625	04/13/01	04/30/01
SECOND	$0.5625	07/13/01	07/31/01
THIRD	$0.5625	10/15/01	10/31/01
FOURTH	$0.5625	12/31/01	01/31/02

FELCOR LODGING TRUST INCORPORATED
545 EAST JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TEXAS 75062-3933


FELCOR
LODGING
TRUST

Phone: 972.444.4900 Fax: 972.444.4949
Website: www.felcor.com
E-mail: information@felcor.com